UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: STMicroelectronics N.V.’s First Quarter 2010:

•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Equity and related Notes for the three months ended March 27, 2010; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity for the three months ended March 27, 2010 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2009 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 10, 2010 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements;

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	accruals for litigation and claims;

•
valuation at fair value of acquired assets including intangibles and assumed liabilities in a business combination, goodwill, investments and tangible assets as well as the impairment of their related carrying values;

•	the assessment in each reporting period of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of the probability of realizing the sale;

•	measurement of the fair value of debt and equity securities classified as available-for-sale, including debt securities and other financial assets, for which no observable market price is obtainable;

•	the assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination;

•	restructuring charges;

•	assumptions used in calculating pension obligations;

•	assumptions used to measure and recognize a liability for the fair value of the obligation we assume at the inception of a guarantee;

•	the determination of the estimated amount of taxes to be paid for the full year, including the forecasted results of ordinary taxable income by jurisdiction; and

•	deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates. To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected. With respect to the Wireless segment, our estimates are made under the supervision of ST-Ericsson’s CEO and CFO, who report to ST-Ericsson’s Board of Directors.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant move in the current market price. We record the accrued amounts as a deduction of revenue at the time of the sale. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We provide for such returns when they are considered likely and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We carry only limited insurance against immaterial, non-consequential damages in the event of a product recall. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In the first quarter of 2010, we did not record any new material specific provision related to bankrupt customers other than our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely given the current crisis in the credit markets. While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Prior to 2009, where multiple elements existed in an agreement, the revenue arrangement was allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed by the guidance on revenue arrangements with multiple deliverables, for such periods. In 2009, we early adopted new revenue recognition guidance requiring allocation of revenue to different deliverables based upon the best estimate of selling price of each deliverable.

Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At March 27, 2010, the value of goodwill amounted to $1,055 million. No additional amount was recognized during the first quarter of 2010.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

We did not record any goodwill impairment during the first quarter of 2010. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. Due to the ongoing uncertainty of the current market conditions, which may continue to negatively impact our market value, we will continue to monitor the carrying value of our assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, including ST-Ericsson, particularly in the event of a downward shift in future revenues or operating cash flow in relation to our current plans.

Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as from the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets acquired through business combinations such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets. At March 27, 2010, the value of intangible assets subject to amortization amounted to $810 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life was estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service.

We perform an impairment review when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount and fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory. Inventory is stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent upon our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventories but are charged directly to the cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, we evaluate inventory acquired as part of purchase accounting at fair value, less completion and distribution costs and related margin.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Business combination. The purchase method of accounting for business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. For the first quarter 2010, the net amount of restructuring charges and other related closure costs amounted to $33 million before taxes.

Share-based compensation. We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including our financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting market performance and financial results targets, forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $8 million in the first quarter of 2010, out of which $3 million was related to the 2007 plan; $1 million to the 2008 plan; and $4 million to the 2009 plan. The shares from the 2009 plan were granted on July 28, 2009. The performance measurement conditions for the 2009 plan included: evolution of sales and evolution of operating income both compared against our top competitors and actual cash flow as compared to the forecast. We failed to meet the 2009 plan’s operating income performance condition. Consequently, only two thirds of the original amount of shares will vest in line with the vesting calendar.

Earnings (loss) on Equity Investments. We are required to record our proportionate share of the results of the entities that we account for under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. In the first quarter of 2010, we recognized approximately $2 million of income, on a one quarter lag, as our proportional interest in the result recorded by Numonyx, based on our 48.6% ownership interest, net of amortization of basis differences. In addition, we recognized in the first quarter of 2010, a loss of $6 million related to the ST-Ericsson JVD entities we account for under the equity method, net of the amortization of basis differences, and a loss of $1 million related to other investments. In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets. We classify our financial assets in the following categories: held-for-trading and available-for-sale. Upon the adoption of the fair value measurements guidance for financial assets and liabilities, we did not elect to apply the fair value option on any financial assets. Such classification depends on the purpose for which the investments are acquired. Management determines the classification of its financial assets at initial recognition. Unlisted equity securities with no readily determinable fair value are carried at cost. They are neither classified as held-for-trading nor as available-for-sale. Regular purchases and sales of financial assets are recognized on the trade date — the date on which we commit to purchase or sell the asset. Financial assets are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of income. Available-for-sale and held-for-trading financial assets are subsequently carried at fair value. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income. The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. Based on the previously adopted mark to model methodology, in the first quarter of 2010 we had no additional impairment on the value of the Auction Rate Securities (“ARS”) that Credit Suisse purchased on our account contrary to our mandate. For more information about the ARS purchased by Credit Suisse contrary to our instruction, which are still accounted for and owned by us pending the execution of the favorable arbitration award against Credit Suisse Securities LLC (“Credit Suisse”) by the Financial Industry Regulatory Authority (“FINRA”) and confirmed on March 19, 2010 by the ruling of the federal district court in New York, see “Liquidity and Capital Resources”.

Income taxes. We are required to make estimates and judgments in determining income tax expense or benefit for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the FASB guidance on accounting for uncertainty in income taxes requires an evaluation of the probability of any tax uncertainties and the recognition of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. Our deferred tax assets have increased substantially in recent years in light of our negative net earnings. As of March 27, 2010, we recorded in our accounts certain valuation allowances based on our current operating assumptions. However, should our operating assumptions change we may be impaired in our ability to fully recover our deferred tax assets in the future. Likewise, a change in the tax rates applicable in the various jurisdictions could have an impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other IP rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology” included in the Form 20-F, as may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights. We are also involved in several legal proceedings concerning such issues.

As of March 27, 2010, based on our assessment, we did not record any provisions in our financial statements relating to third party IP right claims since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that these will be resolved in our favor. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete.

Pension and Post Retirement Benefits. Our results of operations and our consolidated balance sheet include an amount of pension and post retirement benefits that are measured using actuarial valuations. At March 27, 2010, our pension and long-term benefit obligations net of plan assets amounted to $300 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposure as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2010 ended on March 27, 2010. The second quarter and third quarter of 2010 will end on June 26 and September 25, respectively. The fourth quarter of 2010 will end on December 31, 2010. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as Microprocessors (“MPUs”), dynamic random access memories (“DRAMs”), optoelectronics devices and Flash Memories).

The growth momentum of the semiconductor industry continued during the first quarter of 2010, characterized by strong demand in almost all market applications, which resulted in the global value of revenues reaching the highest quarterly level in the last three years. Based on industry data published by WSTS, semiconductor industry revenues increased in the first quarter of 2010 on a year-over-year basis by approximately 58% for the TAM and 47% for the SAM to reach approximately $69 billion and $40 billion, respectively. The first quarter performance of the semiconductor market was strong enough to offset the usual seasonal weakness, with the TAM and SAM registering a sequential increase by approximately 3% and 2%, respectively.

With reference to our business performance, our revenues in the first quarter of 2010 were $2,325 million, or a 40% increase over the same period in 2009, reflecting the favorable condition of the market, led by ACCI and IMS product segments. Our overall performance result was below the SAM.

On a sequential basis, our first quarter 2010 revenues decreased 10%, in line with our expectations and mainly reflecting fewer days in the fiscal first quarter compared to the prior quarter.

In the first quarter of 2010, our effective exchange rate was $1.39 for €1.00, which reflects actual exchange rate levels and the impact of cash flow hedging contracts, compared to an effective exchange rate of $1.33 for €1.00 in the first quarter of 2009 and $1.43 for €1.00 in the fourth quarter of 2009. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our first quarter 2010 gross margin was 37.7%, largely increasing compared to the 26.3% registered in the equivalent period in 2009, which had been penalized approximately 8 percentage points by poor loading and the associated significant unused capacity charges. The first quarter of 2010 benefited from a more favorable economic environment, which contributed to improved sales volume and, consequently, the loading of our fabs. Our first quarter gross margin was also favorably impacted by improved efficiencies resulting from our restructuring and cost cutting measures, in particular the closing of certain fabs. Sequentially, our gross margin improved 70 basis points, in contrast to a historical seasonal decrease and mainly due to increased fab loading and minor benefits from the favorable currency trend.

Our operating expenses, combining selling, general and administrative expenses and research and development expenses, grew in the first quarter of 2010 compared to the prior year period, due primarily to increased R&D activities consolidated with our wireless integration and an unfavorable currency impact partially offset by the cost cutting measures implemented in 2009.

In the first quarter of 2010, we continued certain ongoing restructuring initiatives to streamline our cost structure, in particular after the consolidation of the new wireless activities. This resulted in impairment and restructuring charges of $33 million, of which $25 million were related to ST-Ericsson’s plans.

Our other income and expenses, net, resulted in net income of $13 million in the first quarter of 2010, significantly decreasing both year-over-year and sequentially, mainly due to lower R&D funding recognized in the period.

Our operating result in the first quarter of 2010 was a loss of $20 million, significantly lower compared to the $393 million loss in the first quarter of 2009 due to a higher volume of revenues, as well as an overall improvement of our manufacturing performance. Our first quarter 2010 operating loss increased sequentially from $6 million in the fourth quarter of 2009, mainly due to lower revenues, despite a favorable dollar exchange rate impact. Our operating result compared to the year-ago period was characterized by a significant improvement in the economic performance of the ACCI and IMS product segments, both of which generated a solid level of profitability, as well as by a negative result of our Wireless segment, which registered an increase in its operating losses.

We returned to profitability in the first quarter 2010, with a net income of $57 million, or 6 cents per share on a diluted basis, after having attributed half of the ST-Ericsson JVS’ losses to noncontrolling interest. In summary, our profitability during the first quarter of 2010 was generated by the following factors:

•	solid seasonal performance of our revenues;

•	continued improvement of our manufacturing performances, while operating near full capacity;

•	cost savings resulting to date from the restructuring programs that are in progress; and

•	the attribution to non-controlling interest of half of ST-Ericsson JVS’ loss, which counterbalanced the negative operating results in the Wireless segment.

The aforementioned factors were partially offset by the following elements:

•	negative pricing trend;

•	additional impairment and other restructuring charges related to our ongoing plans, although lower compared to the prior year;

•	the additional R&D expenses inherited from the integrated wireless businesses, while the synergy plans are being implemented; and

•	lower research funding recognized in the period.

Our first quarter revenues, well in-line with our expectations, reflected the significant rebound from the economic crisis and solid demand for our products. Although supply chain constraints somewhat limited our revenue opportunities, we fully participated in the market recovery with our new and innovative products. Our Automotive and Computer market segments posted impressive results and were up sharply with 61% and 59% growth, respectively. Sequentially, Consumer, Industrial and Automotive were the best performers. Mainly driven by high fab loading, our first quarter gross margin increased 1,140 basis points year-over-year to 37.7%, and expanded 70 basis points sequentially in contrast to a normal seasonal decrease. Last year we focused on important strategic actions to reshape our product portfolio and improve the efficiency of our operations. As a result, we are very happy to have returned to profitability in the first quarter of 2010. We achieved net income of $57 million or 6 cents per share on a diluted basis, despite first quarter revenues not yet reaching the historical peak and in spite of the losses incurred by ST-Ericsson, which is working to achieve a competitive cost structure and is progressively introducing an impressive wave of new platforms. Our performance continues to improve quarter after quarter and our first quarter financial results demonstrate the additional progress we have made to achieve sustainable profitability as our manufacturing machine is now loaded and ramping up, our gross margin is improving and we have positive earnings dynamics and strong cash flow.

We took a further important step this past quarter to sharpen our strategic focus with the definitive agreement to sell Numonyx to Micron Technology. Upon completion of the transaction, we are confident that Numonyx will become an integral part of a global and successful leader in the memory industry. We are encouraged by our future opportunity to increase our liquidity when we monetize our investment and we will also benefit from the termination of loan guarantees to the joint venture.

Our sustained R&D efforts are now resulting in many new product introductions and important design wins with major companies across the market segments we serve. In the area of MEMS we have two new families, gyroscopes and active microphones, which recently won key design wins at several well-known portable consumer device manufacturers. We have important families of 32-bit microcontrollers for automotive, including several design wins at tier-one OEMs in Europe and the US, and industrial and security applications and new complex digital ASICs for computer peripherals and communication infrastructure, in which we recently won 3 major design wins in 32nm process technology. Focusing on 3D graphics and 3DTV applications and offering low power performance, we are introducing a new generation of set-top box and TV products. Furthermore, in the area of advanced analog and smart-power and power we are introducing a large number of new products.

Business Outlook

Turning to the second quarter, based upon our current assessment of demand and backlog, revenues should show a solid progression driven by IMS and ACCI. We expect, therefore, to see sequential revenues growth of between 6% and 12%, which equates to solid growth of 24% to 31% when compared to the year-over-year period. Based upon the anticipated mix of revenue, the gross margin should improve slightly to about 38%, plus or minus 1 percentage point. As the market momentum is stronger than expected, we are committed to serve the robust demand of our customers, boosting our revenues growth and continuing to improve our net earnings through the next quarters. Additionally, based upon our strong financial foundation, our confidence in our ability to generate solid free cash flow and the expected proceeds of our product portfolio reshaping, our Supervisory Board recently approved management’s proposal to submit to the forthcoming Annual General Meeting of Shareholders the distribution of an annual cash dividend of $0.28, which is a 133% increase over the $0.12 per share declared last year.

This outlook is based on an assumed effective currency exchange rate of approximately $1.38 = €1.00 for the 2010 second quarter, which reflects an assumed exchange rate of $1.34 = €1.00 combined with the impact of existing hedging contracts. The second quarter will close on June 26, 2010.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Quarter of 2010

On January 4, 2010, we announced the signature of a joint agreement with Enel and Sharp for the manufacture of triple-junction thin-film photovoltaic panels in Italy. The factory, located in Catania, Italy in the existing M6 facility to be contributed by us, is expected to have an initial production capacity of 160 MW per year. The plant’s capacity is targeted to be gradually increased to 480 MW per year over the next few years and from its start will represent the single most important production facility for solar panels in Italy. Photovoltaic panel manufacturing at the Catania plant is expected to start at the beginning of 2011.

On February 3, 2010, we announced that Tjerk Hooghiemstra joined us as Executive Vice-President, Chief Administrative Officer, reporting to our President and CEO, Carlo Bozotti. This new position was created with the aim of generating synergies among several staff organizations by optimizing the functions of Human Resources, Health & Safety, Education, Legal, Internal Communication, Security and Corporate Responsibility.

On February 10, 2010, we announced that we, together with our partners Intel Corporation and Francisco Partners, had entered into a definitive agreement with Micron Technology Inc., in which Micron would acquire Numonyx Holdings B.V. in an all-stock transaction. On May 7, 2010, this transaction closed. In exchange for our 48.6% stake in Numonyx, we received approximately 66.88 million shares of Micron common stock which will be dealt as a financial investment. At the May 6, 2010 Micron share price, the value of the shares is $585.2 million. A substantial portion of such Micron shares is hedged. We also received future full ownership of the Numonyx M6 facility in Catania, Italy, which we have committed to contribute to a new photovoltaic joint initiative among Enel, Sharp and us. In connection with this transaction, we have a payable of $77.8 million due to Francisco Partners at the end of the shares’ six month lock-up period. Also, at the closing of this transaction the senior credit facility that was supported by our guarantee of $225 million has been repaid in full by Numonyx. At the May 6, 2010 Micron closing share price of $8.75 per share, the transaction results in an estimated gain after tax of approximately $245 million to be reported in our fiscal second quarter Income Statement.

On March 19, 2010, in connection with our legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against our instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in our favor for more than $431 million, including collected interest, entered in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting our petition to affirm the award and directing Credit Suisse to pay us the unpaid balance. Based on the ruling we should receive approximately $354 million, which include approximately $23 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of these securities. This ruling can be appealed by Credit Suisse to the Court of Appeals for the Second Circuit upon resolution of all post judgment motions. On March 31, 2010, the New York Court for the Southern District issued a judgment confirming the March 19, 2010 order and closing the case. On April 15, 2010 following a motion from Credit Suisse dated April 12, 2010 the New York Court for the Southern District granted a temporary stay in execution of the judgment pending resolution of Credit Suisse’s motion to amend; however, the court ordered Credit Suisse to post a full supersedeas bond to guarantee the execution of the judgment prior to ruling on Credit Suisse’s motion. The terms of the bond have not yet been agreed.

At our annual general meeting of shareholders to be held on May 25, 2010, the following proposals, inter alia, will be submitted for our shareholders’ approval:

•	Approval of our 2009 accounts reported in accordance with International Financial Reporting Standards (IFRS);

•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, of the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi; and

•	The distribution of a cash dividend of US$0.28 per share, to be paid in four equal quarterly installments.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products through our divisions, which include the production and sale of both silicon chips and Smart cards.

 The current organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”);

o	Home Entertainment & Displays (“HED”); and

o	Imaging (“IMG”).

•	Industrial and Multisegment Sector (“IMS”), comprised of:

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Segment (“Wireless”), comprised of:

o	2 G, EDGE, TD-SCDMA & Connectivity;

o	3G Multimedia & Platforms;

o	LTE & 3G Modem Solutions;

in which since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and

o	Other Wireless, in which we report other revenues, gross margin and other items related to the wireless business but outside the ST-Ericsson JVS.

In 2010, we restated our results from prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The tables set forth below reflect the transfer of a small business unit from ACCI to IMS; accordingly, we have reclassified the prior period’s revenues and operating income results of ACCI and IMS. Management believes that the restated 2009 presentation is consistent with 2010’s and uses these comparatives when managing our company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.

The following tables present our consolidated net revenues and consolidated operating income by product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including, cost of sales, selling, general and administrative expenses (“SG&A”) and a significant part of research and development (“R&D”) expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase out costs of certain manufacturing facilities, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(In millions)
Net revenues by product segments:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)(1)	$909	$620
Industrial and Multisegment Sector (“IMS”)(1)	811	506
Wireless	587	518
Others(2)	18	16
Total consolidated net revenues	$2,325	$1,660

(1)	Reflecting the transfer of a small business unit from ACCI to IMS, we have reclassified prior period revenues.
(2)	Includes revenues from the sales of Subsystems, assembly services and other products not allocated to product segments.

For each product segment, the following table discloses the revenues of their relevant product lines for the periods under review:

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(In millions)
Net revenues by product lines:
Automotive Products Group (“APG”)(1)	$308	$183
Computer and Communication Infrastructure (“CCI”)	264	168
Home Entertainment & Displays (“HED”)	224	180
Imaging (“IMG”)	106	89
Others	7	—
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	909	620
Analog, Power and Micro-Electro-Mechanical Systems (“APM”)	566	351
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)(1)	244	155
Others	1	—
Industrial and Multisegment Sector (“IMS”)	811	506
2 G, EDGE TD-SCDMA & Connectivity	244	197
3G Multimedia & Platforms	338	321
LTE & 3G Modem Solutions	4	—
Others	1	—
Wireless	587	518
Others	18	16
Total consolidated net revenues	$2,325	$1,660

(1)	Reflecting the transfer of a small business unit from ACCI to IMS, we have reclassified prior period revenues.

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(In millions)
Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	$48	$(28)
Industrial and Multisegment Sector (“IMS”)	92	5
Wireless (1)	(116)	(107)
Others(2)	(44)	(263)
Operating income (loss)	$(20)	$(393)

(1)
The majority of Wireless’ activities are run through ST-Ericsson JVS, a JV between us and Ericsson. In addition, the Wireless segment includes other items affecting operating results related to the wireless business. The minority interest of Ericsson in ST-Ericsson JVS’ operating losses (which are 100% included in the Wireless segment) is credited in the line “Noncontrolling interest” of our Income Statement, which reported income of $72 million for the three months ended March 27, 2010.

(2)
Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special R&D programs, acquired IP R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(As percentage of net revenues)
Operating income (loss) by product segments:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”) (1)	5.3%	(4.5)%
Industrial and Multisegment Sector (“IMS”)(1)	11.3	1.0
Wireless (1)	(19.8)	(20.7)
Others(2)	—	—
Total consolidated operating loss(3)	(0.9)%	(23.7)%

(1)	As a percentage of net revenues per product group.

(2)	Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.

(3)	As a percentage of total net revenues.

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(In millions)
Reconciliation to consolidated operating loss:
Total operating income (loss) of product segments	$24	$(130)
Unused capacity charges	(1)	(139)
Impairment, restructuring charges and other related closure costs	(33)	(56)
Start-up / phase-out costs	(2)	(21)
Strategic and other research and development programs	(3)	(5)
Equipment write-off	-	(16)
Consulting fees related to business combinations	(2)	(7)
Manufacturing services	1	—
Other non-allocated provisions(1)	(4)	(19)
Total operating loss Others	(44)	(263)
Total consolidated operating loss	$(20)	$(393)

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(In millions)
Net Revenues by Location of Order Shipment:(1)
EMEA	$621	$539
Americas	295	197
Greater China and South Asia	960	601
Japan and Korea	449	323
Total	$2,325	$1,660

(1)
Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China and South Asia affiliates are classified as Greater China and South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(As percentage of net revenues)
Net Revenues by Location of Order Shipment:(1)
EMEA	26.7%	32.5%
Americas	12.7	11.9
Greater China and South Asia	41.3	36.2
Japan and Korea	19.3	19.4
Total	100%	100%
Net Revenues by Market Segment Application(2):
Automotive	14%	12%
Consumer	12	14
Computer	12	11
Telecom	35	43
Industrial and Other	8	8
Distribution	19	12
Total	100%	100%

(1)
Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China and South Asia affiliates are classified as Greater China and South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.
The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited) Three Months Ended
	March 27, 2010	March 28, 2009
	(As percentage of net revenues)
Net sales	99.4%	99.8%
Other revenues	0.6	0.2
Net revenues	100.0	100.0
Cost of sales	(62.3)	(73.7)
Gross profit	37.7	26.3
Selling, general and administrative	(12.1)	(16.9)
Research and development	(25.6)	(33.6)
Other income and expenses, net	0.5	3.8
Impairment, restructuring charges and other related closure costs	(1.4)	(3.3)
Operating loss	(0.9)	(23.7)
Other-than-temporary impairment charge on financial assets	-	(3.5)
Interest income, net	0.1	0.1
Loss on equity investments	(0.2)	(14.0)
Loss on financial instruments	(0.1)	(0.5)
Loss before income taxes and noncontrolling interests	(1.1)	(41.6)
Income tax benefit	0.5	5.7
Loss before noncontrolling interests	(0.6)	(35.9)
Net income (loss) attributable to noncontrolling interest	3.1	3.3
Net loss attributable to parent company	2.5%	(32.6)%

First Quarter 2010 vs. First Quarter 2009 and Fourth Quarter 2009

Net revenues

	Three Months Ended			% Variation
	March 27, 2010	Dec 31, 2009	March 28, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,311	$2,570	$1,657	(10.1)%	39.5%
Other revenues	14	13	3	—	—
Net revenues	$2,325	$2,583	$1,660	(10.0)%	40.1%

Year-over-year comparison

Our first quarter 2010 net revenues increased in all market segments and in all regions compared to the year-ago quarter, reflecting the broad based recovery in the semiconductor market. Such sales performance was entirely driven by the increase in volume, despite the 15% decline in average selling prices, which was due to a pure pricing impact of 6% and a less favorable product mix impact of 9% originated by IMS’ high volume performance.

ACCI’s revenues increased approximately 47%, driven by the strong results observed in all of its served markets, particularly in Automotive and Computer. IMS registered an increase of 60% across the majority of its product lines, reflecting the overall recovery in the industrial and multisegment markets. Wireless sales registered growth of approximately 13%.

By location of order shipment, all regions were positively impacted by strong local demand from customers, ranging from the greatest revenue increases of approximately 60% and 49% in Greater China-South Asia and Americas, respectively, followed by Japan and Korea at 39% and EMEA at 15%. Our largest customer, the Nokia group of companies, accounted for approximately 13.6% of our first quarter 2010 net revenues, significantly lower compared to 19.1% in the year-ago period.

Sequential comparison

The sequential comparison is less representative since the decrease in our revenues mainly reflected fewer days in the first fiscal quarter of 2010 compared to the prior quarter and the seasonality of our activity. The number of days in the quarter decreased approximately 11%.

Our revenues decreased 10% sequentially, in line with the mid-range of our expectations, driven by an overall decline in volume due to the aforementioned reasons. Average selling prices were basically flat.

ACCI and IMS registered a result that was better than the sequential seasonal revenue trends, while the Wireless segment decreased approximately 18%. All market segments decreased as well, with Computer down 21%, Telecom by 14%, Automotive by 4% and Industrial and Consumer both by 1%. Distribution decreased sequentially by 9%.

On a regional basis, Greater China-South Asia registered the biggest decline, with 15%. EMEA and the Americas registered more moderate decreases, approximately 8% and 7%, respectively. Japan and Korea had the best performance, with only a 3% decline.

Gross profit

	Three Months Ended			% Variation
	March 27, 2010	December 31, 2009	March 28, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,449)	$(1,626)	$(1,223)	10.9%	(18.5)%
Gross profit	876	957	437	(8.4)	100.5
Gross margin (as a percentage of net revenues)	37.7%	37.0%	26.3%

First quarter 2010 gross margin reached a level of 37.7%, increasing on a year-over-year basis by over 11 percentage points. The increase in gross profit and gross margin reflected both higher revenues and improved manufacturing efficiencies, as well as the absence of unused capacity charges following the return to normal fab loading, which was partially balanced by an unfavorable dollar exchange rate impact. There was no material impact on first quarter 2010 gross profit from the change in product mix.

On a sequential basis, gross margin increased 70 basis points, in contrast to a historical seasonal decrease, due to increased fab loading, since we are currently operating near full capacity, in addition to minor benefits from the favorable dollar exchange rate.

Unused capacity charges in the first quarter 2010 were $1 million, significantly lower than the $139 million registered in the first quarter of 2009 and $13 million in the fourth quarter of 2009.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	March 27, 2010	December 31, 2009	March 28,2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(281)	$(303)	$(280)	7.4%	(0.2)%
As percentage of net revenue	(12.1)%	(11.7)%	(16.9)%	—	—

The amount of our selling, general and administrative expenses was flat on a year-over-year basis, despite the unfavorable dollar exchange rate impact, benefiting from cost savings relating to our cost control and restructuring initiatives. On a sequential basis, SG&A expenses decreased, reflecting a shorter first quarter 2010 period, as well as a favorable currency impact. The first quarter 2010 amount also benefited from a new law enacted in France related to the business tax, which allows the reclassification of the relevant amount ($5 million in the first quarter of 2010) as income tax, while in previous periods it was accounted as an SG&A expense. Our share-based compensation charges were $4 million in the first quarter of 2010, compared to $6 million in the first quarter of 2009.

The ratio to sales of our selling, general and administrative expenses was mainly driven by the volume of our revenues. As a percentage of revenues, the ratio improved to 12.1% compared to 16.9% in the year-ago period.

Research and development expenses

	Three Months Ended			% Variation
	March 27, 2010	December 31, 2009	March 28, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(595)	$(603)	$(557)	1.1%	(6.8)%
As percentage of net revenues	(25.6)%	(23.3)%	(33.6)%	-	-

The year-over-year increase in R&D expenses was primarily due to a larger range of activities, mainly in the wireless business, and the weakening U.S. dollar exchange rate. On a sequential basis, R&D expenses decreased, reflecting a shorter first quarter of 2010 and our ongoing cost saving measures.

The first quarter of 2010 included $2 million of share-based compensation charges compared to $4 million in the first quarter of 2009. In addition, the first quarter of 2010 included $28 million related to amortization charges generated by recent acquisitions, compared to $13 million in the year-ago quarter. Total R&D expenses were net of research tax credits, which amounted to $36 million, basically equivalent to prior periods.

As a percentage of revenues, first quarter 2010 R&D equaled 25.6%, an improvement compared to the year-ago period due to increasing revenues.

Other income and expenses, net

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Research and development funding	$18	$44	$72
Start-up/phase-out costs	(2)	(2)	(21)
Exchange gain (loss) net	(1)	2	19
Patent costs, net of gain from settlement	(1)	(5)	(5)
Gain on sale of other non-current assets	-	2	—
Other, net	(1)	(2)	(2)
Other income and expenses, net	$13	$39	$63
As a percentage of net revenues	0.6%	1.5%	3.8%

Other income and expenses, net, mainly included, as income, R&D funding and, as expenses, start-up and phase-out costs, an exchange loss, net and patent claim costs net of settlement agreements. Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the first quarter of 2010, thanks to our R&D funding, the balance of these factors resulted in other income, net of 13 million, however largely decreasing compared to previous periods, particularly in comparison to the first quarter of 2009, which included the recognition of certain 2008 projects contractually signed in early 2009.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(33)	$(96)	$(56)

In the first quarter of 2010, we recorded $33 million of impairment and restructuring charges and other related closure costs, which were basically related to two plans: the 2007 manufacturing plan, which is in the process of being completed and will be finalized during the first half of 2011, and new plans launched in 2009 mainly related to ST-Ericsson:

•
$4 million recorded in relation to our 2007 manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to Carrollton fabs;

•
$25 million related to the plans announced in April and December 2009 by ST-Ericsson, to be completed by mid-2010 and the end of 2010, respectively, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and

•	$4 million related to previously committed restructuring initiatives.

In the fourth quarter of 2009, we recorded $96 million of impairment and restructuring charges and other related closure costs, of which $16 million was recorded in connection with the planned closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges; $17 million related to the plan announced in April 2009 by ST-Ericsson, to be completed by the mid-2010, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the United States and $45 million related to a new plan announced in December 2009 by ST-Ericsson to be completed by the end of 2010, primarily consisting of on-going termination benefits pursuant to workforce reduction; and $18 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the first quarter of 2009, we recorded impairment, restructuring charges and other related closure costs of $56 million, primarily consisting of $43 million of one-time termination benefits to be paid in relation to the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, as well as other related charges; $7 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations, as well as workforce reduction in Asia Pacific; and $6 million as impairment on certain goodwill.

Operating loss

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Operating loss	$(20)	$(6)	$(393)
In percentage of net revenues	(0.9)%	(0.2)%	(23.7)%

The first quarter 2010 operating loss was $20 million, which included $33 million of restructuring charges. Excluding such charges, the quarter result would have been profitable.

Both ACCI and IMS reported a significant improvement in their operating profit compared to the year ago period, mainly driven by their growth in revenues and return to normal fab loading, while Wireless incurred a higher level of losses. ACCI increased its operating result from a loss of $28 million to an operating profit of $48 million, with first quarter operating margin reaching 5.3% of revenues. IMS improved from a small profit of $5 million to $92 million and its first quarter 2010 operating margin was 11.3% of revenues. Wireless’ losses were originated by ST-Ericsson, which is seeking to improve its cost structure through ongoing restructuring initiatives, while enhancing its product portfolio. Wireless’ operating loss in the first quarter of 2010 excluded $25 million in restructuring costs related to ST-Ericsson, since all the restructuring charges are included in the segment “Others”. The segment “Others” significantly reduced its losses to $44 million from $105 million in the previous quarter and $263 million in the year ago period, mainly due to significantly lower amounts of restructuring charges and unused capacity charges.

Our operating result significantly improved compared to the year ago period due to the rebound in our revenues and cost restructuring initiatives, but slightly deteriorated compared to the fourth quarter of 2009. In the year-ago quarter, the high level of operating losses was mainly due to the sharp drop in revenues and the unused capacity charges associated with the low level of fab loading, and in the fourth quarter of 2009 we registered an operating loss, which was impacted by $96 million in restructuring, impairment and other-than-temporary impairment charges.

Other-than-temporary impairment charges and realized losses on financial assets

	Three Months Ended
	March 27, 2010	December 31 , 2009	March 28, 2009
	(Unaudited, in millions)
Other-than-temporary impairment charges and realized losses on financial assets	$-	$(68)	$(58)

There were no charges registered in the first quarter of 2010. The amounts registered in the first and fourth quarters of 2009 were related to other-than-temporary impairment and realized losses on the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “Liquidity and Capital Resources.”

Interest income, net

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Interest income, net	$3	$3	$1

We recorded net interest income of $3 million, with no significant variation compared to previous periods. This amount consisted of $11 million in interest income, decreasing compared to the prior year due to lower U.S. dollar denominated interest rates on liquidity investments and in spite of favorable cash flow, and $8 million of interest expense, which also decreased due to the lower cost of debt following our repurchase of about 30% of our 2016 Convertible Bonds. On a sequential basis, net interest income remained unchanged.

Loss on equity investments

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Loss on equity investments	$(5)	$(13)	$(232)

In the first quarter of 2010, we recorded a charge of $5 million, of which: $2 million was income that represented our net proportional share of Numonyx’s fourth quarter 2009 result, booked pursuant to a one quarter lag; $6 million was a loss related to our proportionate share in the ST-Ericsson JVD as a result pick-up related to us (both results included amortization of basis difference); and $1 million was a loss related to other investments. The year-ago quarter included a $200 million impairment related to our investment in Numonyx.

Gain (loss) on financial instruments, net

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Gain (loss) on financial instruments, net	$(3)	$3	$(8)

The $3 million loss on financial assets in the first quarter of 2010 was the balance between a loss of $6 million related to a transaction designated to hedge part of the disposal of our share in Numonyx and a gain of $3 million related to the repurchase of bonds with a principal value of $215 million for total cash consideration of $212 million. Please see “Liquidity and Capital Resources”.

Income tax benefit (expense)

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Income tax benefit (expense)	$10	$(48)	$95

During the first quarter of 2010, we registered an income tax benefit of $10 million, reflecting the yearly effective tax rate estimated in each of our jurisdictions and applied to the first quarter consolidated loss before taxes.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions that are uncertain.

Net loss attributable to noncontrolling interest

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Net loss attributable to noncontrolling interest	$72	$59	$54

In the first quarter of 2010, we booked $72 million income representing the loss attributable to noncontrolling interest, which mainly included the share owned by Ericsson in the consolidated ST-Ericsson JVS. In the fourth and first quarter of 2009, the corresponding amounts were $59 million and $54 million, respectively. These amounts reflected Ericsson’s share in the joint venture’s loss.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities. Those amounts were not material.

Net income (loss) attributable to parent company

	Three Months Ended
	March 27, 2010	December 31, 2009	March 28, 2009
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$57	$(70)	$(541)
As percentage of net revenues	2.5%	(2.7)%	(32.6)%

For the first quarter of 2010, we reported net income of $57 million, an improvement compared to previous periods due to the aforementioned factors. The net income result was also due to the increased profitability of our product segments and the attribution of half of the Wireless segment’s losses to noncontrolling interest.

Earnings per share for the first quarter of 2010 was $0.06 per diluted share compared to a loss per share of $(0.62) in the year-ago quarter and $(0.08) in the previous quarter.

All of the quarters under review were impacted by restructuring, impairment and other-than-temporary impairment charges. The impact of such charges after taxes was estimated to be approximately $(0.01) per share, $(0.12) per share and $(0.31) per share, in the first quarter 2010, fourth quarter 2009 and the first quarter 2009, respectively.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license to patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology” in our Form 20-F.

We are a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera filed suit against us, adding us as a co-defendant, with several other semiconductor companies to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court of the Northern District of California. Tessera is claiming that our BGA packages infringe certain patents owned by Tessera, and that our U.S. affiliate, ST Inc. (“ST Inc.”), has breached the terms of a license agreement with Tessera.

On May 15, 2007, Tessera filed a complaint with the International Trade Commission (“ITC”) against us, ATI Technologies, Freescale, Motorola, Qualcomm and Spansion claiming infringement of two Tessera U.S. patents, 5,892,326 and 6,433,419 (the “326” and “419” patents), and seeking an exclusion order against infringing products. Pending the completion of the proceedings relating to the ITC investigation, the proceedings filed in California in January 2006 have been stayed.

Several claims contained in the ‘419 and ‘326 patents asserted in the ITC lawsuit are under final rejection notice by the U.S. Patent and Trademark Office, and the two patents are set to expire in September 2010.

The Initial Determination from the Administrative Law Judge (“ALJ”) at the ITC ruled that the ‘326 and ‘419 patents were valid but not infringed. The ITC subsequently reversed the ALJ’s decision, ruling that the patents were valid and infringed and ordering a partial exclusion order applicable to the importation into the U.S. of “infringing products”. We were not concerned by the ITC exclusion order because our products are imported into the United States by ST Inc., which has a preexisting license agreement with Tessera. The ITC’s ruling is currently under appeal with the Court of Appeals of the Federal Circuit.

We are a party to a dispute with Credit Suisse Securities and Credit Suisse Group concerning Auction Rate Securities.

In February 2008, we instituted arbitration proceedings against Credit Suisse Securities (“Credit Suisse”) in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit-linked notes (the “Unauthorized Securities”) instead of the federally guaranteed student loan securities that we had instructed Credit Suisse to purchase. On February 12, 2009, an arbitration panel of the FINRA awarded us approximately $406 million in compensatory and consequential damages, plus interest, in exchange for the transfer of all of the Unauthorized Securities back to Credit Suisse. On February 17, 2009, we filed a petition in the United States District Court for the Southern District of New York (the “Court”) seeking confirmation and enforcement of the FINRA award. Credit Suisse has responded by seeking to vacate the FINRA award. On March 19, 2010, the New York Court for the Southern District issued an order denying Credit Suisse’s motion to vacate the FINRA arbitration award, and granting our petition to confirm such award, including the post judgment interest specified therein. This ruling can be appealed by Credit Suisse to the Court of Appeals for the Second Circuit upon resolution of all post judgment motions. On March 31, 2010, the New York Court for the Southern District issued a judgment confirming the March 19, 2010 order and closing the case. On April 15, 2010 following a motion from Credit Suisse dated April 12, 2010, the New York Court for the Southern District granted a temporary stay in execution of the judgment pending resolution of Credit Suisse’s motion to amend; however, the court ordered Credit Suisse to post a full supersedeas bond to guarantee the execution of the judgment prior to ruling on Credit Suisse’s motion. The terms of the bond have not yet been agreed.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

On December 4, 2009, we were notified, by the International Chamber of Commerce, of a request for arbitration filed by NXP Semiconductors Netherlands BV “NXP” against us, claiming alleged compensation in excess of $46 million for “underloading costs”. Such costs are, according to NXP allegedly due pursuant to a manufacturing services agreement entered into between NXP and ST-NXP Wireless in August 2008, at the time of the creation of the wireless semiconductor products joint venture with NXP. On February 12, 2010, we filed our answer to the claim, which we are contesting vigorously. The arbitration tribunal has recently been constituted and a schedule for the proceedings is currently being discussed by all parties.

Other matters:

On October 21, 2008, the EU Commission proceeded to a dawn raid at our Montrouge premises near Paris, France, based on an investigation being conducted by the EU Commission on alleged anti-competitive practices pertaining to the manufacture of integrated circuits for smartcards.

The Commission believes that the main manufacturers of ICs for smartcards may have been in contact and exchanged confidential information on future pricing, prices to certain customers, future production capacities, and plans for new products during a period between January 1999 and November 2006.

We have offered to support the EU in the pursuit of its investigation. We have not received any further communication from the EU since October 21, 2008.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

Related-Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman of France Telecom and a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of our Supervisory Board members was the CEO of Groupe Bull until May 10, 2010, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”), Flextronics International and Dice Holdings. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor, Flextronics and a subsidiary of Groupe Bull. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arms-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. Our results are favorably impacted when the dollar strengthens. As described below, our effective average U.S. dollar exchange rate strengthened in the first quarter of 2010, particularly against the Euro, causing us to report lower expenses and favorably impacting both our gross margin and operating income. Our consolidated statements of income for the three months ended March 27, 2010 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average rate of the Euro to the U.S. dollar was $1.39 for €1.00 for the first quarter of 2010, $1.43 for €1.00 for the fourth quarter of 2009 while it was $1.33 for €1.00 in the first quarter of 2009. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

As of March 27, 2010, the outstanding hedged amounts were €545 million to cover manufacturing costs and €498 million to cover operating expenses, at an average rate of about $1.44 (including the premium paid to purchase foreign exchange options), maturing over the period from April 2010 to March 2011. In the fourth quarter of 2008 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months. As of March 27, 2010, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred loss of approximately $73 million after tax, recorded in “Other comprehensive income” in equity, compared to a deferred gain of approximately $6 million after tax at December 31, 2009 and a deferred gain of approximately $10 million after tax at March 28, 2009.

Our cash flow hedging policy is not intended to cover the full exposure and is based on hedging a declining percentage of exposure quarter after quarter. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the first quarter of 2010, as a result of cash flow hedging, we recorded a net gain of $9 million, consisting of a gain of $2 million to R&D expenses, $7 million to costs of goods sold and a gain of a negligible amount to selling, general and administrative expenses, while in the first quarter of 2009, we recorded a net loss of $13 million, consisting of a loss of $5 million to R&D expenses, a loss of $7 million to costs of goods sold and a loss of $1 million to selling, general and administrative expenses.

The net effect of the consolidated foreign exchange exposure resulted in a net loss of $1 million in “Other income and expenses, net” in the first quarter of 2010.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At March 27, 2010, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are mainly associated with our long-term debt, out of which, as of March 27, 2010, approximately 40% was at fixed interest rates. Our interest expenses are associated with our long-term Zero Coupon 2016 Convertible Bonds (with a fixed rate of 1.5%), our 2013 Floating Rate Senior Bond, which is fixed quarterly at a rate of EURIBOR plus 40bps, and European Investment Bank Floating Rate Loans totaling $652 million at LIBOR plus variable spreads. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancellable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancellable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%, partially offsetting the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy was not intended to cover the full exposure and all risks associated with these instruments.

In light of the put option that will likely be exercisable by bondholders on February 23, 2011 given current market conditions, we decided to repurchase a portion of our 2016 Bonds to optimize our liquidity management and yield through that date and began a program to repurchase a portion of them in December 2009. At December 31, 2009, 98,000 bonds had been repurchased, corresponding to 4,295,722 shares. During the first quarter of 2010, approximately 200,000 bonds had been repurchased, corresponding to 8,774,407 shares. As of March 27, 2010, we also had $250 million of restricted cash at a fixed rate (Hynix Semiconductor-Numonyx JV), which partially offset the interest rate mismatch of the 2016 Convertible Bond. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

At March 27, 2010, our total financial resources, including cash, cash equivalents, marketable securities current and non-current and restricted cash, generated an average interest income rate of 0.92%. This does not include interest income accrued on the shareholder loan to Numonyx. In the same period, our average cost of debt  rate was 1.12%.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F.

As of March 27, 2010, our total liquidity and capital resources were comprised of $1,423 million in cash and cash equivalents, $1,037 million in marketable securities as current assets, $250 million as restricted cash and $47 million in ARS, invested by Credit Suisse contrary to our instruction, both items considered as non-current assets. Our total capital resources were $2,757 million as of March 27, 2010, a decrease compared to $2,912 million at December 31, 2009 (resulting from the repurchase of about $215 million accreted value of our 2016 convertible bonds in January 2010). Our total capital resources included $78 million in cash and cash equivalents and $40 million in marketable securities as current assets held at the ST-Ericsson level.

As of March 27, 2010, we had $1,037 million in marketable securities as current assets, composed of $540 million invested in Aaa treasury bills from the French and U.S. governments, $497 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating, excluding one impaired debt security for a notional value of €15 million, of Aa3/A+ from Moody’s and S&P. Both the treasury bills and the Floating Rate Notes are classified as available-for-sale and reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except if deemed to be other-than-temporary. We reported as of March 27, 2010 a before tax increase of $3 million in the fair value of our floating rate note portfolio, compared to December 31, 2009. Since the duration of the floating-rate note portfolio is only 1.64 years and the securities have a minimum Moody’s rating of A3, we expect the value of the securities to return to par as the final maturity approaches (with the only exception being the $15 million of Senior Floating Rate Notes issued by Lehman Brothers, the value of which was impaired through an “other than temporary” charge in 2008). The fair value of these securities is based on market prices publicly available through major financial information providers. The market price of the Floating Rate Notes is influenced by changes in the credit standing of the issuer but is not significantly impacted by movement in interest rates. In the first quarter of 2010, we invested $158 million in French and U.S. treasury bills and $90 million was sold or matured during the year. The change in fair value of the $540 million debt securities classified as available-for-sale was not material at March 27, 2010. The duration of the treasury bills portfolio is less than five months and the securities are rated Aaa by Moody’s.

In 2006, when we were still a shareholder in Numonyx, we entered into a ten-year term debt guarantee agreement with DBS Bank Ltd in Singapore through which we guaranteed the repayment to such institution of a $250 million long term loan which matures between 2014 and 2016 granted by DBS Bank to a Chinese joint venture called at the time ST-Hynix and today known as Numonyx-Hynix joint venture. The guarantee agreement includes our placing up to $250 million in cash in a deposit account with a yield of 6.06%. The guarantee deposit will be used by the bank in case of repayment failure from  the Numonyx-Hynix joint venture, with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. The $250 million, which has been on deposit since 2007, was reported as “Restricted cash” on the consolidated balance sheet at March 27, 2010. The debt guarantee was evaluated under guidance related to disclosures about credit derivatives and certain guarantees, and resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet at March 27, 2010, since we retained the deposit, as an asset, and the related guarantee at the formation of Numonyx. At March 27, 2010, the guarantee was not exercised. To the best of our knowledge, at March 27, 2010, the joint venture was current on its debt obligations, was not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future. Under the terms of the recently signed agreement to sell Numonyx to Micron, we  continue to retain the $250 million deposit with DBS Bank Ltd. in Singapore until the loan granted by DBS Bank to the Numonyx-Hynix joint venture is repaid in full. However, the agreement with Micron and Numonyx provides that, in the event that Hynix exercises its right to purchase Numonyx’s interest in the Hynix joint venture following the closing of the Numonyx transaction and pays the call option price pursuant to the provisions of the Numonyx-Hynix joint venture agreement, Numonyx will take over all or part of our obligations under the guarantee to DBS Bank Ltd.

As of March 27, 2010, we had Auction Rate Securities, purchased by Credit Suisse contrary to our instruction, representing interests in collateralized debt obligations with a par value of $261 million, that were carried on our balance sheet as available-for-sale financial assets for $47 million, including the positive revaluation of $20 million, out of which $5 million during the first quarter of 2010, in other comprehensive income in equity. Following the continued failure of auctions for these securities which began in August 2007, we first registered a decline in the value of these Auction Rate Securities as an “Other-than-temporary” impairment charge against net income for $46 million during the fourth quarter of 2007. Since the initial failure of the auctions in August 2007, the market for these securities has completely frozen without any observable secondary market trades, and consequently, during 2008 and 2009, the portfolio experienced a further estimated decline in fair value charged to our Income Statement pursuant applicable GAAP of $127 million and $72 million, respectively. No additional impairment has been recorded since the third quarter of 2009. The reduction in estimated fair value was recorded as an “Other-than-temporary” impairment charge against net income.

The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse. On February 16, 2009, the arbitration panel of FINRA awarded us approximately $406 million comprising compensatory damages, as well as interest and attorneys’ fees, and authorized us to retain an interest award of approximately $27 million, out of which $25 million has already been paid, as well as to obtain interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until the award is paid in full. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by us and issued by Deutsche Bank, requested that we either tender the securities or accept that the amount that would be received by us pursuant to such tender ($75 million) be deducted from the sum to be collected by us if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving our legal rights, we participated in the tender offer. As a result, we sold ARS with a face value of $154 million, collected $75 million and registered $68 million as realized losses on financial assets. Such amount comes in addition to the $245 million impairment that had been taken as of September 30, 2009 with respect to the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. These amounts should be recovered upon collection of the award. On March 19, 2010, in connection with our legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against our instructions, the federal district court in New York issued a ruling affirming the unanimous FINRA arbitration award entered in February 2009 in our favor for more than $431 million. The ruling of the federal district court in New York granted us petition to confirm the award, denied Credit Suisse’s motion to vacate the award, and required Credit Suisse to satisfy fully its obligations to us under the award. Based on the ruling, which can still be appealed by Credit Suisse, we are entitled to receive a further amount of approximately $354 million, which includes approximately $23 million of interest to date, and which is to be added to the approximately $75 million received by us last December upon selling a portion of the auction rate securities at the initiative of Credit Suisse. On April 15, 2010 following a motion from Credit Suisse dated April 12, 2010 the New York Court for the Southern District granted a temporary stay in execution of the judgment pending resolution of Credit Suisse’s motion to amend; however, the court ordered Credit Suisse to post a full supersedeas bond to guarantee the execution of the judgment prior to ruling on Credit Suisse‘s motion. The terms of the bond have not yet been agreed.

Since the fourth quarter of 2007, as there was no information available regarding ‘mark to market’ bids and ‘mark to model’ valuations from the structuring financial institutions for these securities, we based our estimation of fair value on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indices of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit linked notes). The higher impairment charges during 2008 and 2009 reflected downgrading events on the collateral debt obligations comparing the relevant ABX indices of a lower rating category and a general negative trend of the corporate debt market. The estimated value of the collateralized debt obligations could further decrease in the future as a result of credit market deterioration and/or other downgrading.

Cash flow

We maintain a solid financial structure, with a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash generated by operations is our primary source of liquidity. Our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first quarter of 2010, the evolution of our cash flow resulted in a $165 million decrease in our cash and cash equivalents. This was because the cash generated from operating activities was lower than the cash used in investing activities, due to the payment of tangible assets purchases, and the cash used in financing activities, due to the buyback of the convertible debt and the payment of dividends to shareholders.

The evolution of our cash flow for each period is as follows:

	Three Months Ended
	March 27, 2010	March 28, 2009
	(In millions)
Net cash from (used in) operating activities	$393	$(14)
Net cash from (used in) investing activities	(245)	697
Net cash from (used in) financing activities	(264)	(188)
Effect of change in exchange rates	(49)	(24)
Net cash increase (decrease)	$(165)	$471

Net cash from (used in) operating activities. The net cash from operating activities in the first quarter of 2010 largely improved compared to the prior year period due to an overall improvement in our operating performance. See “Results of Operations” for more information.

As a result, our net cash from operating activities increased from $(14) million in the first quarter of 2009 to $393 million in the first quarter of 2010. The first quarter 2010 value was an outcome of the net result adjusted by the non-cash items, totaling $244 million, and $149 million associated with changes in assets and liabilities, coming mainly from trade payables and other assets following the receipt of $140 million from research tax credits. The first quarter 2009 amount was comprised of a net result, plus non-cash items totaling $73 million, with a negative $87 million of changes in assets and liabilities. Depreciation and amortization was $310 million in the first quarter of 2010, decreasing year-over-year by $25 million.

Net cash from (used in) investing activities. Investing activities generated cash outflow of $245 million in the first quarter of 2010, associated with $179 million of payments for tangible assets, $28 million of net payments for the purchase of marketable securities less proceeds from sales, a $18 million investment in intangible assets and a $20 million investment in financial assets, out of which $16 million associated with a put option acquired to hedge part of the disposal of our share in Numonyx. Payments for the purchase of tangible assets registered a significant increase from the $89 million registered in the prior year period as we were required to upgrade our production capacity in line with the strong increase in demand for our products. The decrease in cash generated from investing activities compared to the year-ago period was mainly due to the $1,145 million in proceeds received in a business combination which were collected in the first quarter of 2009.

Net cash from (used in) financing activities. Net cash used in financing activities was $264 million in the first quarter of 2010 compared to the $188 million used in the first quarter of 2009, mainly due to the repurchase of our 2016 convertible bonds which occurred in January 2010 for a total cash consideration of $212 million. Moreover, the first quarter of 2010 amount included $26 million as dividends paid to shareholders and $26 million as repayment at maturity of long term debt.

Free cash flow (non U.S. GAAP measure). We also present free cash flow, defined as net cash from (used in) operating activities plus (minus) net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies. Free cash flow is determined as follows from our Unaudited Consolidated Statements of Cash Flow:

	Three Months Ended
	March 27, 2010	March 28, 2009
	(In millions)
Net cash from (used in) operating activities	$393	$(14)
Net cash from (used in) investing activities	(245)	697
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	28	323
Free cash flow	$176	$1,006

We had favorable free cash flow of $176 million in the first quarter of 2010, significantly lower compared to free cash flow of $1,006 million in the year-ago period, mainly as a result of the $1,145 million, net of related fees, received from EMP as part of the creation of the ST-Ericsson joint venture in the first quarter 2009. Excluding the effects of business combinations, our free cash flow increased by $315 million in the first quarter of 2010 compared to the corresponding 2009 period, because of the improvement in our operating results.

Net financial position (non U.S. GAAP measure). Our net financial position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated balance sheet. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Our net financial position has been determined as follows from our Unaudited Interim Consolidated Balance Sheets at March 27, 2010:

	As at________________
	March 27, 2010	December 31, 2009	March 28, 2009
	(In millions)
Cash and cash equivalents	$1,423	$1,588	$1,480
Marketable securities, current	1,037	1,032	988
Restricted cash	250	250	250
Marketable securities, non-current	47	42	184
Total financial resources	2,757	2,912	2,902
Bank overdraft and current portion of long-term debt	(904)	(176)	(162)
Long-term debt	(1,287)	(2,316)	(2,486)
Total financial debt	(2,191)	(2,492)	(2,648)
Net financial position	$566	$420	$254

Our net financial position as of March 27, 2010 resulted in a net cash position of $566 million, representing a solid improvement compared to both the previous and the year-ago periods. During the first quarter of 2010, our net cash position therefore improved by $146 million, which was due to $176 million of favorable free cash flow, partially offset by the $26 million dividend payment.

At March 27, 2010, the aggregate amount of our long-term debt, including the current portion, was $2,191 million, which included $730 million of our 2016 Convertible Bonds, $668 million of our 2013 Senior Bonds (corresponding to €500 million at issuance) and $652 million in European Investment Bank loans (the “EIB Loans”). The EIB Loans represent two committed credit facilities as part of R&D funding programs. The first, for €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $53 million had been paid back at March 27, 2010. The second, signed on July 21, 2008, for €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million at March 27, 2010. Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $500 million. Furthermore, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately

$714 million at March 27, 2010. In addition, as the parent companies, we and Ericsson have granted ST-Ericsson a $50 million committed facility. The withdrawal of that line is subject to approval of the parent companies at ST-Ericsson’s Board of Directors. We also maintain uncommitted foreign exchange facilities totaling $708 million at March 27, 2010. At March 27, 2010, the amounts available under the short-term lines of credit were not reduced by any borrowing.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 18 to our Unaudited Interim Consolidated Financial Statements.

As of March 27, 2010, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Total	2010	2011	2012	2013	2014	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,191	$146	$849	$118	$782	$113	$183

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate was adjusted from 43.363087 shares per one thousand dollar face value of the bonds at May 21, 2007, as the result of the extraordinary cash dividend distribution of $0.36 per share approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been in effect since May 19, 2008. The holders will also be able to redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. On December 30, 2009 we repurchased 98,000 bonds for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. On January 18, 2010, we repurchased 200,174 bonds for a total cash consideration of $212 million, realizing a gain of $3 million on the repurchase.

As of March 27, 2010, we had the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR(1)	NR
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

(1)	Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.

We are also rated “A–” from Fitch on an unsolicited basis.

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A-” to “BBB+” and Moody’s Investors Service affirmed the Baa1 senior debt ratings and changed the outlook on the ratings to negative from stable.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are guaranteed by ST NV.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of March 27, 2010, and for each of the five years to come and thereafter, were as follows (1):

	Total	2010	2011	2012	2013	2014	Thereafter
Operating leases(2)	$459	$98	$100	$67	$44	$29	$121
Purchase obligations(2)	836	649	105	57	14	11	—
of which:
Equipment and other asset purchase	269	269	—	—	—	—	—
Foundry purchase	226	226	—	—	—	—	—
Software, technology licenses and design	341	154	105	57	14	11	—
Other obligations(2)	563	264	144	137	14	3	1
Long-term debt obligations (including current portion)(3)(4)(5) of which:	2,191	146	849	118	782	113	183
Capital leases(3)	17	6	4	2	2	2	1
Pension obligations(3)	300	30	21	27	27	36	159
Other non-current liabilities(3)	334	10	26	85	8	7	198
Total	$4,683	$1,197	$1,245	$491	$889	$199	$662

(1)	Contingent liabilities which cannot be quantified are excluded from the table above.

(2)	Items not reflected on the Consolidated Balance Sheet at March 27, 2010.

(3)	Items reflected on the Consolidated Balance Sheet at March 27, 2010.

(4)	See Note 18 to our Consolidated Financial Statements at March 27, 2010 for additional information related to long-term debt and redeemable convertible securities.

(5)
Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a result of our July 10, 2007 announcement relating to the planned closures of certain manufacturing facilities, the shutdown of plants in the United States is ongoing and negotiations with suppliers continue. As no final date for the closure has been set, some of the aforementioned contracts have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building leases and to equipment. The amount disclosed is composed of minimum payments for future leases from 2010 to 2014 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to cooperation agreements.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. The outstanding long-term debt corresponding to the 2013 convertible debt was not material at March 27, 2010.

Pension obligations and termination indemnities amounting to $300 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timing of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 20 to our Unaudited Interim Consolidated Financial Statements. As part of the FMG deconsolidation, we retained the obligation to fund the severance payment (“trattamento di fine rapporto”) due to certain transferred employees by the defined amount of about $28 million which qualifies as a defined benefit plan and was classified as other non-current liability at March 27, 2010.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include at March 27, 2010, following the FMG deconsolidation in 2008, a long-term liability for capacity rights amounting to $40 million. In addition, at March 27, 2010, we and Intel had each granted in favor of Numonyx B.V., in which we held a 48.6% equity investment through Numonyx, a 50% guarantee not joint and several, for indebtedness related to the financing arrangements entered into by Numonyx for a $450 million term loan and a $100 million committed revolving credit facility. We had estimated the guarantee to be $69 million based on the fair value of the term loan over 4 years, including the effect of savings provided by the guarantee. Upon the closing of the Numonyx deal with Micron, Numonyx repaid the full amount of its outstanding $450 million term loan, while simultaneously terminating our $225 million guarantee of its debt.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 27, 2010.

Financial Outlook

We are targeting a sustainable capital expenditure to sales ratio of 5% to about 7%  over the course of an industry cycle. However, the increase in demand that we have broadly faced across all end markets for the past few quarters might justify a slight acceleration of our capex spending in order to adapt our supply capability to this increasing level of demand. The most significant of our 2010 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) the increase of the capacity of our 300-mm fab in Crolles to 3200 wafers per week to prepare for the next step of an increase to 3600 wafers per week; (ii) the establishment of a 32nm R&D capability in Crolles; (iii) the completion of the restructuring program for front-end fabs, targeting the increased capacity in the Ang-Mo-Kio (Singapore) 150mm to 18K wafers per day; (iv) selective programs of robustness / mix change in our 200-mm fabs, mainly by installing tools transferred from internal sources; (v) the strengthening of proprietary technologies in our 200-mm fab in Agrate; and (vi) quality, safety, security, maintenance both in 6” and 8” front end fabs; (b) for the back-end facilities, the capital expenditures will mainly be dedicated to the capacity increase: (i) growth of our manufacturing presence in China (Longgang and Shenzhen) and the Philippines (Calamba); (ii) further consolidation of our presence in Malaysia (Muar); and (iii) specific investments in the areas of quality, environment, energy saving and (c) an overall capacity increase in wafers probing (EWS) for all product groups.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2011, holders will be able to call for the redemption of our 2016 convertible bonds, which we believe is likely to occur in view of current market prices, for an amount of $728 million. Furthermore, there could be possible financial needs for temporary bridge financing by the parent companies of the ST-Ericsson joint venture, the amount of which cannot be estimated at this stage.

We believe that we have the financial resources needed to meet our business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 to our Unaudited Interim Consolidated Financial Statements.

Equity investments

See Note 16 to our Unaudited Interim Consolidated Financial Statements.

Backlog and Customers

During the first quarter of 2010, the amount of our bookings (including frame orders) continued to be solid, driven by strong demand and we entered the second quarter of 2010 with a backlog higher than what we had entering the first quarter. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders, and thus is not necessarily indicative of billings amount or growth for the next periods.

In the first quarter of 2010, our largest customer, the Nokia Group of companies, accounted for approximately 13.6% of our revenues compared to 19.1% in the first quarter of 2009. There is no guarantee that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the period covered by this Report. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this Report. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of January 2008, reports to our Chief Compliance Officer. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

We rely on ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and their affiliates that are an integral part of our Consolidated Financial Statements but act as independent companies under the 50-50% governance structure of their two parents.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Report, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to STMicroelectronics and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview Business Outlook” and in “Liquidity and Capital Resources – Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

●           significant changes in demand in the key application markets and from key customers served by our products make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations, we recently experienced a strong surge in customer demand, which has led to capacity constraints in certain applications;

●           our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

●           ST-Ericsson is a new wireless joint venture, which seeks to successfully integrate three businesses previously operated independently and which represents a significant investment and risk for our business. The inability of ST-Ericsson to complete its ongoing restructuring plans or to successfully compete, as well as further declines in the wireless market, could result in additional significant impairment and restructuring charges for us;

●           The actual proceeds we may receive, upon disposal of the 66.88 million common shares of Micron Technology (which we have been granted on May 7, 2010 in remuneration for our 48.6% stake in Numonyx) as such common shares of Micron Technology, a substantial portion of which is hedged, cannot be sold until the expiry of a six month lock up period, and also serve as partial security for our indemnification obligations to Micron Technology;

●          our ability to compete in our industry since a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, especially in light of the volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the other major currencies we use for our operations;

●           the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

●           changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

●           the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

●           our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation or require new plans;

●           our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing; and

●           changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Pages
Consolidated Statements of Income for the Three Months Ended March 27, 2010 and March 28, 2009 (unaudited)	F-1
Consolidated Balance Sheets as of March 27, 2010 (unaudited) and December 31, 2009 (audited)	F-2
Consolidated Statements of Cash Flows for the Three Months Ended March 27, 2010 and March 28, 2009 (unaudited)	F-3
Consolidated Statements of Changes in Equity (unaudited)	F-4
Notes to Interim Consolidated Financial Statements (unaudited)	F-5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 27,	March 28,
In million of U.S. dollars except per share amounts	2010	2009

Net sales	2,311	1,657
Other revenues	14	3
Net revenues	2,325	1,660
Cost of sales	(1,449)	(1,223)
Gross profit	876	437
Selling, general and administrative	(281)	(280)
Research and development	(595)	(557)
Other income and expenses, net	13	63
Impairment, restructuring charges and other related closure costs	(33)	(56)
Operating loss	(20)	(393)
Other -than-temporary impairment charge on financial assets	-	(58)
Interest income, net	3	1
Loss on equity investments	(5)	(232)
Loss on financial instruments, net	(3)	(8)
Loss before income taxes and noncontrolling interest	(25)	(690)
Income tax benefit	10	95
Loss before noncontrolling interest	(15)	(595)
Net loss attributable to noncontrolling interest	72	54
Net income (loss) attributable to parent company	57	(541)

Earnings (loss) per share (Basic) attributable to parent company shareholders	0.07	(0.62)
Earnings (loss) per share (Diluted) attributable to parent company shareholders	0.06	(0.62)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	March 27,	December 31,
In million of U.S. dollars	2010	2009
	(Unaudited)	(Audited)
Assets
Current assets :
Cash and cash equivalents	1,423	1,588
Marketable securities	1,037	1,032
Trade accounts receivable, net	1,426	1,367
Inventories, net	1,265	1,275
Deferred tax assets	216	298
Assets held for sale	30	31
Other receivables and assets	628	753
Total current assets	6,025	6,344
Goodwill	1,055	1,071
Other intangible assets, net	810	819
Property, plant and equipment, net	3,802	4,081
Long-term deferred tax assets	422	333
Equity investments	267	273
Restricted cash	250	250
Non-current marketable securities	47	42
Other investments and other non-current assets	471	442
	7,124	7,311
Total assets	13,149	13,655

Liabilities and equity
Current liabilities:
Current portion of long-term debt	904	176
Trade accounts payable	1,065	883
Dividends payable to shareholders	-	26
Other payables and accrued liabilities	1,064	1,049
Deferred tax liabilities	7	20
Accrued income tax	126	126
Total current liabilities	3,166	2,280

Long-term debt	1,287	2,316
Reserve for pension and termination indemnities	300	317
Long-term deferred tax liabilities	25	37
Other non-current liabilities	334	342
	1,946	3,012
Total liabilities	5,112	5,292
Commitment and contingencies
Equity
Parent company shareholders’ equity
Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,319,305 shares issued, 878,382,637 shares outstanding)	1,156	1,156
Capital surplus	2,489	2,481
Accumulated result	2,778	2,723
Accumulated other comprehensive income	860	1,164
Treasury stock	(375)	(377)
Total parent company shareholders' equity	6,908	7,147
Noncontrolling interest	1,129	1,216
Total equity	8,037	8,363

Total liabilities and equity	13,149	13,655

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 27,	March 28,
In million of U.S. dollars	2010	2009

Cash flows from operating activities:
Net loss	(15)	(595)
Items to reconcile net loss and cash flow from operating activities:
Depreciation and amortization	310	335
Amortization of discount on convertible debt	-	4
Other-than-temporary impairment charge on financial assets	-	58
Loss on financial instruments	3	8
Other non-cash items	(19)	30
Deferred income tax	(36)	28
Loss on equity investments	5	232
Impairment, restructuring charges and other related closure costs, net of cash payments	(4)	(27)
Changes in assets and liabilities:
Trade receivables, net	(68)	(45)
Inventories, net	(28)	123
Trade payables	224	(116)
Other assets and liabilities, net	21	(49)
Net cash from (used in) operating activities	393	(14)

Cash flows from investing activities:
Payment for purchases of tangible assets	(179)	(89)
Payment for purchase of marketable securities	(158)	(503)
Proceeds from sale of marketable securities	130	154
Disposal of financial instrument	-	26
Investment in intangible and financial assets	(38)	(36)
Proceeds received in business combinations	-	1,145
Net cash from (used in) investing activities	(245)	697

Cash flows from financing activities:
Proceeds from long-term debt	1	-
Buyback of convertible debt	(212)	-
Repayment of long-term debt	(26)	(7)
Decrease in short-term facilities	-	(17)
Dividends paid to shareholders	(26)	(71)
Purchase of equity from noncontrolling interests	-	(92)
Other financing activities	(1)	(1)
Net cash used in financing activities	(264)	(188)
Effect of changes in exchange rates	(49)	(24)
Net cash increase (decrease)	(165)	471
Cash and cash equivalents at beginning of the period	1,588	1,009
Cash and cash equivalents at end of the period	1,423	1,480

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Result	Income/(loss)	Interest	Equity

Balance as of December 31, 2008 (Audited)	1,156	2,324	(482)	4,064	1,094	276	8,432
Business combination						1,411	1,411
Purchase of equity from noncontrolling interest		119				(211)	(92)
Stock-based compensation expense		38	105	(105)			38
Comprehensive income (loss):
Net loss				(1,131)		(270)	(1,401)
Other comprehensive income, net of tax					70	15	85
Comprehensive income (loss)							(1,316)
Dividends, $0.12 per share				(105)		(5)	(110)
Balance as of December 31, 2009 (Audited)	1,156	2,481	(377)	2,723	1,164	1,216	8,363
Stock-based compensation expense		8	2	(2)			8
Comprehensive income (loss):
Net income (loss)				57		(72)	(15)
Other comprehensive income (loss), net of tax					(304)	(15)	(319)
Comprehensive income (loss)							(334)
Balance as of March 27, 2010 (Unaudited)	1,156	2,489	(375)	2,778	860	1,129	8,037

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 27, 2010. Its second quarter will end on June 26, its third quarter will end on September 25 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2009. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended

December 31, 2009, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2010 and amended on March 30, 2010.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of best estimate of selling price for deliverables in multiple element sale arrangements,

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	accruals for litigation and claims,

•
valuation at fair value of acquired assets including intangibles and assumed liabilities in a business combination, goodwill, investments and tangible assets as well as the impairment of their related carrying values,

•	the assessment in each reporting period of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability to realize the sale,

•	measurement of the fair value of debt and equity securities classified as available-for-sale, including debt securities and other financial assets, for which no observable market price is obtainable,

•	the assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	the valuation of noncontrolling interests, particularly in case of contribution in kind as part of a business combination,

•	restructuring charges,

•	assumptions used in calculating pension obligations,

•	assumptions used to measure and recognize a liability for the fair value of the obligation the Company assumes at the inception of a guarantee,

•	the determination of the estimated amount of taxes to be paid for the full year, including forecasted results of ordinary taxable income by jurisdiction,

•	deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

(a)	Accounting pronouncements effective in 2010

In June 2009, the FASB issued amendments to the guidance on accounting for transfers of financial assets and the guidance on consolidation of variable interest entities. The amendment regarding accounting for transfers of financial assets includes: (i) eliminating the qualifying special-purpose entity (“QSPE”) concept; (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. The amendment regarding consolidation of variable interest entities includes: (i) the elimination of exemption for QSPEs; (ii) a new approach for determining who should consolidate a variable-interest entity and (iii) changes to when it is necessary to reassess who should consolidate a variable-interest entity. Both amendments are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for interim periods within that first year. Earlier adoption is prohibited. The Company has adopted the amendments as of January 1, 2010.   The new guidance did not have any significant impact on the Company’s financial position or results of operations.  See further information on variable interest entities in Note 11.

In September 2009, the FASB issued final guidance on measuring the fair value of liabilities. It amends the Codification primarily as follows: (i) it sets forth the types of valuation techniques to be used to value a liability when a quoted price in an active market is not available; (ii) clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability; (iii) clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The amended guidance is effective for the first reporting period beginning after issuance. The Company has adopted the amendment as of January 1, 2010. The new guidance did not have any significant impact on the Company’s financial position or results of operations.

In January 2010, the FASB issued new guidance for fair value measurements which requires more robust disclosures regarding (i) different classes of assets and liabilities measured at fair value, (ii) valuation techniques and inputs used, (iii) activities within Level 3 fair value hierarchy measurements (i.e. purchases and sales), and (iv) transfers between Levels 1, 2, and 3 of the fair value hierarchy.  The new disclosures are effective for the first interim or annual reporting period beginning after December 15, 2009, except for the roll forward of Level 3 assets and liabilities which will be effective for annual reporting periods beginning after December 15, 2010. The Company has adopted the required disclosures of this new guidance as of January 1, 2010. The required disclosures can be found in Note 26.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables.  In 2009 and 2010, the company has entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support.  In the current agreements, the delivery of each instance of process documentation, as well as the training and support, is considered to be separate units of accounting. The timing of services in these arrangements vary by the contractual terms, but are recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing process are not normally sold by the Company or other similar manufacturers, there is limited or no ability to use vendor specific objective evidence or third-party evidence of value.  Thus, the valuation is based on a best estimate of selling price for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on  a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2009	2010*	2011	2012

Licenses and process documentation	23	32	17	-
Training and support services	1	33	8	8

Total Revenue from Multiple Deliverable Agreements	24	65	25	8

*- Includes $7 million recognized in Q1 2010

Due to to the long nature of some of the payments in these  agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions. However, one of the agreements in 2010 includes the ability for the Company to cancel the agreement in the unexpected event that the customer has not shown the ability to complete contractually stipulated preparations steps. The Company does not expect to cancel such agreement.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Research and development funding	18	72
Start-up and phase-out costs	(2)	(21)
Exchange gain (loss), net	(1)	19
Patent costs	(1)	(5)
Other, net	(1)	(2)

Total Other income and expenses, net	13	63

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions.

Patent costs, net of settlement agreements, include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees, netted against settlements, which primarily includes reimbursements of prior patent litigation costs.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2010 are summarized as follows:

(Unaudited)
Three months ended on March 27, 2010
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	-	1	3	4
STE restructuring plan	-	24	1	25
Other restructuring initiatives	-	2	2	4

Total impairment, restructuring charges and other related closure costs	-	27	6	33

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2009 are summarized as follows:

(Unaudited)
Three months ended on March 28, 2009
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	7	32	4	43
Goodwill impairment	6	-	-	6
Other restructuring initiatives	-	6	1	7

Total impairment, restructuring charges and other related closure costs	13	38	5	56

The company recorded impairment charges totaling $13 million of which $7 million on long-lived assets of the Company’s manufacturing sites in Carrollton (Texas) and in Phoenix (Arizona) for which no alternative future use existed and $6 million on goodwill related to the Vision business.

Impairment charges

The Company assessed in the first quarter of 2010 whether any events would trigger interim impairment testing and concluded that no impairment test on goodwill and indefinite long lived assets was necessary. As such, the Company did not record any material impairment charges in the first quarter of 2010.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 27, 2010 are summarized as follows in millions of U.S. dollars:

	2007 Restructuring Plan	STE restructuring plan	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2009	58	83	53	194
Charges incurred in 2010	4	25	4	33
Amounts paid	(12)	(11)	(14)	(37)
Currency translation effect	-	(5)	(3)	(8)
Provision as at March 27, 2010	50	92	40	182

2007 restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the first quarter of 2010 a total restructuring charge amounting to $4 million, primarily related to decontamination and other closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of Carrollton fab.

STE restructuring plan:

The Company recorded in the first quarter of 2010 restructuring charges totaling $25 million, pursuant to the STE restructuring plan announced and expanded in 2009. These restructuring charges  primarily related to on-going termination benefits for involuntary leaves, mainly in European locations.

Other restructuring initiatives:

In the first quarter of 2010, the Company recorded $4 million restructuring charges related to previously committed restructuring initiatives.

Total impairment, restructuring charges and other related closure costs

The 2007 restructuring plan is expected to result in a total pre-tax charge in the range of $270 million to $300 million, of which $254 million have been incurred as of March 27, 2010. This plan is expected to be completed in the first half of 2011.

The STE restructuring plan, which is expected to result in a total pre-tax charge in the range of $135 million to $155 million, registered a total charge of $125 million as of March 27, 2010. This plan is expected to be completed by end of 2010.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

9.	Interest Income, Net

Interest income, net consisted of the following:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Income	11	16
Expense	(8)	(15)

Total interest income, net	3	1

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds. In the first quarter of 2010, interest income included $4 million recognized on the subordinated notes that the Company held as of March 27, 2010 from its equity investment in Numonyx, as described in Note 16.

10.	Business Combinations

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the noncontrolling interest holder.  On February 1, 2009, the Company exercised its option to purchase the 20% noncontrolling interest of NXP in ST-NXP wireless for a price of $92 million. Transactions with noncontrolling interests are summarized in the table below:

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Net income (loss) attributable to parent company	57	(541)
Transfers (to) from noncontrolling interests:
Increase in parent company’s capital surplus for purchase of outstanding 20% of ST-NXP shares	-	119
Change from net loss attributable to parent company and transfers (to) from noncontrolling interests	57	(422)

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, ST-Ericsson (“STE”). ST-Ericsson combines the resources of the two companies and focuses on developing and delivering a complete portfolio of mobile platforms wireless semiconductor solutions across the broad spectrum of mobile technologies. The operations of ST-Ericsson are conducted through two groups of companies.  The parent of one of the groups is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by ST.  JVS is responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The parent of the other group, ST-Ericsson AT Holding AG (“JVD”), is owned 50% plus a controlling share by Ericsson and  is focused on fundamental R&D activities. Both JVS and JVD are variable interest entities. The Company has determined that it is the primary beneficiary of JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its noncontrolling interest in JVD under the equity method. The treatment of JVD and JVS as variable interest entities is discussed further in Note 11. In addition to the contributions by ST and Ericsson of their respective businesses to the venture entities, the consideration received from Ericsson included $1,155 million in cash, of which $700 million was paid directly to the Company.  The transaction has been accounted for as a business combination under the amended business combination guidance adopted by the Company as of January 1, 2009.

The purchase accounting results are the following, in millions of U.S. dollars:

Consideration transferred:
Noncontrolling interest in the Company’s business contributed	1,105
Cash received by the Company	(700)
Equity investment in JVD	(99)
Total consideration transferred	306
Assets acquired and liabilities assumed:
Cash in JVS	445
Other current assets and liabilities – net	(47)
Customer relationships	48
Property, plant and equipment	23
Total identifiable net assets	469
Noncontrolling interest in EMP business acquired	(306)
Goodwill	143
Total	306

The goodwill arises principally due to expected synergies and the value of the assembled workforce. It is tax deductible for an amount of $26 million. In connection with this transaction, the Company recognized acquisition costs of $9 million, which were included in selling, general and administrative expenses during 2009. The customer relationships have a useful life of four years. There are no contingent assets or liabilities recognized in the transaction.

The fair value of the noncontrolling interests was determined by the Company with the assistance of a third party for the fair values of the businesses contributed.  Due to lack of comparable market transactions, the EMP business was valued using a discounted cash flow approach.  The primary inputs used to measure the fair value were the stand alone business plan for the five-year period 2009-2013, including certain cost synergies of the venture, and the weighted average cost of capital, which was determined to be 8.9%. This represents a Level 3 measurement of fair value in the fair value measurement hierarchy. The resulting value of the EMP business was then allocated between the two entities of the venture as follows: (a) specifically identifiable assets as well as customer-related intangibles and the cost synergies were allocated to the portion of the EMP business contributed to JVS, and (b) specifically identifiable assets as well as the value of the usage rights of the technology were allocated to the portion of the EMP business contributed to JVD.  The fair value of the Company’s contribution of its ST-NXP Wireless business to JVS was determined based upon the valuation of the EMP business contributed to JVS and JVD and the cash consideration that was agreed upon between the Company and Ericsson to compensate for the difference in fair values between the two companies’ contributions. This valuation is therefore also considered Level 3. Due to the significant minority rights of the Company and Ericsson in JVD and JVS respectively, no control premium or discount was assigned in the valuation of the noncontrolling interests. Upon closing, JVS was determined to be included in the reportable segment “Wireless”.

11.	Variable Interest Entities (“VIE”)

The company currently is associated with three VIEs, which includes JVS, JVD and DNP Photomask Europe S.p.A (DNP). The determination for whether the Company is the primary beneficiary for each of these companies is based on assumptions and judgments of whether: (i) the Company has the power to direct the most significant activities of the VIE and (ii) the Company is obligated to absorb losses or has the rights to receive returns that would be considered significant to the VIE.

As disclosed in Note 10, the Company has determined that it is the primary beneficiary of JVS based on the power to direct the most significant activities of JVS, which includes the manufacturing and distribution of its products. As a result of the manufacturing agreements in place, the Company has judged that it has the ability to direct this activity. The Company’s obligation to absorb a share of the losses of JVS, which would be considered significant, results in the Company meeting both requirements to be considered the primary beneficiary of JVS. In addition, the Company also has the majority of voting shares (50% plus a controlling share) in JVS, resulting in consolidation by the Company.

As disclosed in Note 10, the Company has determined that JVD is a VIE, but has determined that the Company is not the primary beneficiary of the entity.  This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control.  Accordingly, the Company accounts for its noncontrolling interest in JVD under the equity method of accounting. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010 and 2009, the line “Loss on equity investments” in the Company’s consolidated statement of income included charges of $6 million and $32 million, respectively, related to JVD, which includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment as there were no other commitments for the Company to fund additional losses of JVD. The investment is included in the Consolidated Balance Sheets on the line “Equity investments” at $61 million as of March 27, 2010. The Company has not provided additional financial support in the first quarter of 2010 and currently has no requirement or intent to provide further financial support to JVD.

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At March 27, 2010, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary.  The significant activities of DNP revolve around the creation of masks and development of high level mask technology.  The Company does not have the power to direct such activities. The cost investment of $10 million is recorded in the line “Other investments and other non-current assets” in the Consolidated Balance Sheets and the Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first quarter of 2010 and currently has no requirement or intent to provide further financial support to the joint venture.

12.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	Wireless	Industrial and Multisegment Sector (“IMS”)	Total
December 31, 2009 (Audited)	43	936	92	1,071

Foreign currency translation	-	(11)	(5)	(16)
March 27, 2010 (Unaudited)	43	925	87	1,055

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. An amount of $143 million of the purchase price for this transaction was allocated to goodwill. This business combination is discussed in details in Note 10.

13.	Other intangible assets

Other intangible assets consisted of the following:

March 27, 2010 (Unaudited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	806	(521)	285
Contractual customer relationships	486	(82)	404
Purchased software	298	(228)	70
Other intangible assets	129	(78)	51
Total	1,719	(909)	810

December 31, 2009 (Audited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	787	(501)	286
Contractual customer relationships	485	(70)	415
Purchased software	302	(226)	76
Other intangible assets	119	(77)	42
Total	1,693	(874)	819
The line Other intangible assets in the tables above consists primarily of internally developed software.

Amortization expense for the three months ended March 27, 2010 was $49 million and the estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2010	190
2011	223
2012	163
2013	64
2014	44
Thereafter	126
Total	810

14.	Marketable Securities

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at March 27, 2010 and December 31, 2009 are detailed in the table below:

	(Audited)					(Unaudited)
In millions of U.S. dollars	December 31, 2009	Increase in fair value included in OCI for available- for-sale marketable securities	Purchase	Sale	Foreign exchange result through OCI	March 27, 2010
Aaa debt securities issued by the U.S. Treasury	340	-	90	(90)	-	340
Aaa debt securities issued by foreign governments	144	-	68	-	(12)	200
Senior debt Floating Rate Notes issued by financial institutions	548	3	-	(40)	(14)	497
Auction Rate Securities	42	5	-	-	-	47
Total	1,074	8	158	(130)	(26)	1,084

The floating rate notes and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 27, 2010, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity up to 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at March 27, 2010. On February 16, 2009, the Company announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Company, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain an interest award of approximately $27 million, out of which $25 million has already been paid, plus interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until the Award is paid in full. The Company petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse responded by seeking to vacate the FINRA award. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by the Company and issued by Deutsche Bank, requested that the Company either tender the securities or accept that the amount that would be received by the Company pursuant to such tender be deducted from the sum to be collected by the Company if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving its legal rights, the Company participated in the tender offer, sold Auction Rate Securities with a face value of $154 million and collected $75 million. On March 19, 2010, in connection with the Company’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Company’s instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in its favor for more than $431 million, including collected interest, entered into in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting the Company’s petition to affirm the award and directing Credit Suisse to pay the unpaid balance. Based on the ruling the Company should receive approximately $354 million, which include approximately $23 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of the securities, as described above. This ruling can be appealed by Credit Suisse to the Court of Appeals for the Second Circuit upon resolution of all post judgment motions.

Upon receipt of the award, the Company will transfer ownership of the portfolio of unauthorized auction rate securities to Credit Suisse. Until the award is executed, the Company will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods. Until the FINRA award is executed, the ownership of the auction-rate securities must be considered as a separate unit of accounting for impairment assessment. From the first quarter of 2008, the fair value measure of these securities, which corresponds to a level 3 fair value hierarchy, was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Company believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease due to a deterioration of the specific indexes used for the evaluation. Fair value measurement information is further detailed in Note 26.

All floating rate notes and auction-rate securities are classified as available-for-sale and recorded at fair value as at March 27, 2010, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except for those changes deemed to be other-than-temporary impairment. The $540 million invested in discounted government bonds as at March 27, 2010 are also classified as available-for-sale financial assets, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity.

No significant gain or loss was included in earnings as a result of the sales of floating-rate notes. Out of the 14 investment positions in floating-rate notes, with the only exception of a senior floating rate note of Euro 15 million issued by Lehman Brothers whose impairment was recorded as other-than-temporary in 2008, 9 positions are in an unrealized loss position, which has been considered as temporary. For all floating rate notes, except the Lehman Brothers senior unsecured bonds described below, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the floating rate note portfolio is 1.64 years on average and the securities have a minimum Moody’s rating of A3 (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching. In addition, the Company does not expect to be required to sell the securities before maturity. As such, no credit loss has been identified on these instruments. These declines in fair value are thus considered as temporary. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

For the Lehman Brothers senior unsecured bonds, the Company has been measuring fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relies on historical recovery rates and is assessed to correspond to a level 3 fair value hierarchy.  At the date of Lehman Brothers Chapter 11 filing, the Company did not expect to recover the entire amortized cost basis of the securities and reported in earnings an other-than-temporary impairment charge representing 50% of the face value of the debt securities. As at March 27, 2010, the Company assessed that it expected to recover the impaired amortized cost basis of the Lehman Brothers debt securities amounting to $10 million and no additional other-than-temporary impairment charge was recorded on the Lehman Brothers senior unsecured bonds in the first quarter ended March 27, 2010.

The Company invested in 2010 $158 million in French and U.S. government bonds, of which $90 million was sold or matured in the first quarter of 2010. The change in fair value of the $540 million government debt securities classified as available-for-sale was not material as at March 27, 2010. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bonds portfolio is less than five months on average and the securities are rated Aaa by Moody’s.

15.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at March 27, 2010	As at December 31, 2009

Raw materials	69	73
Work-in-process	788	769
Finished products	408	433

Total Inventories, net	1,265	1,275

16.	Equity Investments

Equity investments as at March 27, 2010 and December 31, 2009 were as follows:

	March 27, 2010		December 31, 2009
(In millions of USD, except percentages)	Carrying value	Ownership Percentage	Carrying value	Ownership Percentage
Numonyx Holdings B.V.	194	48.6%	193	48.6%
ST-Ericsson AT Holding	61	49.9%	67	49.9%
Other equity investments	12		13
Total	267		273

Numonyx

In 2007, the Company entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”).

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 17.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was recognized as a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The same amount was also added to the value of the equity investment. The debt guarantee obligation is reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 27, 2010. As at March 27, 2010 the guarantee has not been exercised. As at March 27, 2010, Numonyx was current on their debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future.

The Company accounts for its share in Numonyx under the equity method based on the results of the venture. In the valuation of Numonyx investment under the equity method, the Company applies a one-quarter lag reporting. For the three months ended March 27, 2010, the line “Loss on equity investments” in the Company’s consolidated statement of income included the following amounts related to the investment in Numonyx: a charge of $18 million that represents the Company’s proportional share of the loss reported by Numonyx in the fourth quarter of 2009 and a benefit of $20 million related to amortization of basis differences arising principally from impairment charges recorded by the Company in prior periods. Furthermore, the Company evaluates on a quarterly basis the fair value of its investment in Numonyx based upon a combination of an income approach, using net equity adjusted for net debt, and a market approach, using the metrics of comparable public companies, both in relation to actual results and the most updated available forecast. In the first quarter of 2009, the Company recorded an impairment charge of $200 million considered as other-than-temporary, resulting from a re-assessment by the Company of the fair value of its investment in Numonyx following the deterioration of both the global economic situation and the memory market segment, as well as a revision by Numonyx of its 2009 projected results.

On February 10, 2010, the Company announced that together with its partners Intel Corporation and Francisco Partners, it had entered into a definitive agreement with Micron Technology Inc., in which Micron will acquire Numonyx Holdings B.V. in an all-stock transaction. In this transaction, upon the terms and subject to the conditions of the definitive agreement, in exchange for all of the outstanding capital stock of Numonyx, the cancellation of 30-year notes due to the Numonyx’s shareholders by Numonyx, and the assumption of all outstanding restricted stock units held by Numonyx employees at closing, Micron will issue to Numonyx’s shareholders an aggregate of 140 million shares of Micron common stock, subject to a purchase price adjustment on a linear basis of up to 10 million additional shares of Micron common stock to the extent the volume weighted average price of the Micron shares for the 20 trading days, ending two days prior to the closing of the transaction, ranges from $9.00 to $7.00 per share. At the closing, 15% of the Micron shares issuable to the Company and the other sellers will be deposited into escrow for 12 months as partial security for the indemnification obligations to Micron. Micron shares will be held by the Company as a financial investment. Based on Micron’s closing stock price on February 9, 2010 of $9.08 per share, the Company will receive - in exchange for its 48.6% stake in Numonyx and the cancellation of the 30-year note due to the Company by Numonyx - approximately 66.6 million shares of Micron common stock (including the shares that will be held in escrow and taking into account a payable of $77.8 million that the Company owes to Francisco Partners) and the transfer to the Company from Numonyx of the M6 industrial facility in Catania, Italy. As previously announced, the Company plans to contribute its M6 facility in Catania to its new photovoltaic joint initiative with Enel and Sharp. Upon closing, Numonyx will repay the full amount of its outstanding $450 million term loan, while simultaneously terminating the $225 million guarantee of its debt. The closing of the deal is subject to regulatory approvals and customary closing conditions.

ST-Ericsson AT Holding

As disclosed in Note 10, on February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG (“JVD”).  JVD, in which the Company owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture.  The Company has determined that JVD is a variable interest entity, but has determined that the Company is not the primary beneficiary of the entity.  Accordingly, the Company accounts for its noncontrolling interest in JVD under the equity method of accounting. The Company’s investment in JVD at the date of the transaction was valued at $99 million.  In the first quarter of 2010, the line “Loss on equity investments” in the Company’s consolidated statement of income included a charge of $6 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment.

Hynix ST Joint Venture

In 2004, the Company signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. Additionally, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. On March 30, 2008, the investment in the joint venture, which amounted to $291 million at the time, was transferred to Numonyx upon the formation of that entity.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets.  The $250 million, which has been on deposit since 2007, has been reported as “Restricted cash” on the consolidated balance sheet at March 27, 2010. The debt guarantee resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The debt guarantee obligation continues to be reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 27, 2010, since the terms of the FMG deconsolidation did not include the transfer of the guarantee. As at March 27, 2010, the guarantee was not exercised. As at March 27, 2010, the joint venture was current on their debt obligations, not in default of any debt covenants and did not expect to be in default on these obligations in the foreseeable future. Under the terms of the recently signed agreement to sell Numonyx to Micron, the Company will continue to retain the $250 million deposit with DBS Bank Ltd. in Singapore, which is intended to guarantee the Hynix-Numonyx joint venture’s debt financing for such amount. Under the terms of the joint venture agreement with Hynix, upon the closing of the sale of Numonyx, Hynix and Numonyx have certain rights to buy or sell or cause the other party to buy or sell their interests in the Hynix JV. The Company has entered into an agreement with Micron and Numonyx that provides that, in the event that Hynix exercises its right to purchase Numonyx’ interest in the Hynix joint venture following the closing of the Numonyx transaction, Numonyx will take over all or part of the Company’s obligations under the guarantee.

17.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at March 27, 2010	As at December 31, 2009

Investments carried at cost	27	29
Available-for-sale equity securities	14	10
Held-for-trading equity securities	8	7
Long-term receivables related to funding	8	8
Long-term receivables related to tax refund	192	170
Debt issuance costs, net	4	4
Long-term notes from equity investment	179	173
Prepaid for pension	2	2
Deposits and other non-current assets	37	39

Total other investments and other non- current assets	471	442

Investments carried at cost are equity securities with no readily determinable fair value.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

The Company received upon the creation of Numonyx long-term subordinated notes amounting to $156 million at inception, bearing interest at market rates and with a maturity as at March 30, 2038. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired. These notes are also classified as available-for-sale financial assets. The nominal value of the notes was accreted since inception by $31 million of paid-in-kind interests receivable, of which $4 million was recognized in the first quarter of 2010. Changes in fair value were recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity and corresponded to a pre-tax cumulative $8 million deferred loss as of March 27, 2010. This decline in fair value was assessed to be temporary as the Company expects to recover the debt securities’ entire amortized cost basis, and, in compliance with the accounting guidance on other-than-temporary impairment charges on debt securities, it does not intend to sell the securities or is not more likely than not to be required to sell them before recovery. Consequently, no cumulative effect adjustment was recorded upon adoption of the new accounting guidance. Fair value measurement, which corresponds to a level 3 fair value measurement hierarchy, is based on publicly available swap rates for fixed income obligations with similar maturities. Fair value measurement information is further detailed in Note 26. The long-term subordinated notes received from Numonyx will be part of the consideration to the Company upon the closing of the Numonyx deal with Micron.

18.	Financial debt

Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	March 27, 2010	December 31, 2009

Bank loans:
1.79% due 2010, floating interest rate at Libor + 1.0%	40	40
Funding program loans:
0.90% (weighted average), due 2010, fixed interest rate	11	12
3.27% (weighted average), due 2012, fixed interest rate	6	6
0.50% (weighted average), due 2013, fixed interest rate	3	3
0.50% (weighted average), due 2014, fixed interest rate	8	8
0.50% (weighted average), due 2016, fixed interest rate	1	2
3.23% (weighted average), due 2017, fixed interest rate	55	67
0.29% due 2014, floating interest rate at Libor + 0.017%	100	100
0.27% due 2015, floating interest rate at Libor + 0.026%	56	56
0.30% due 2016, floating interest rate at Libor + 0.052%	116	136
0.57% due 2016, floating interest rate at Libor + 0.317%	180	180
0.46% due 2016, floating interest rate at Libor + 0.213%	200	200
Capital leases:
6.15% (weighted average), due 2011, fixed interest rate	6	8
6.00% (weighted average), due 2014, fixed interest rate	9	9
5.29% (weighted average), due 2017, fixed interest rate	2	2
Senior Bonds:
1.05%, due 2013, floating interest rate at Euribor + 0.40%	668	720
Convertible debt:
1.5% convertible bonds due 2016	730	943

Total debt	2,191	2,492
Less short-term debt	(904)	(176)
Total long-term debt	1,287	2,316

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. Upon a change of control, the holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24,

2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. During December 2009 the Company repurchased 98,000 bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. During January 2010, the Company repurchased around 200,000 bonds corresponding to $215 million principal amount for a total cash consideration of $212 million, realizing a gain on the repurchase of $3 million. The total of bonds repurchased in December and January represented approximately 30% of the total amount originally issued. The repurchased bonds have been cancelled in accordance with their terms.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.

19.	Earnings (Loss) per Share

Basic net earnings (loss) per share is computed based on net income (loss) attributable to parent company shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)
	Three months ended
In millions of U.S. dollars, except share and per share amounts	March 27, 2010	March 28, 2009

Basic earnings (loss) per Share:
Net income (loss)	57	(541)
Weighted average shares outstanding	878,351,197	874,296,005

Earnings (loss) per Share (basic)	0.07	(0.62)

Diluted earnings (loss) per Share:
Net income (loss)	57	(541)

Weighted average shares outstanding	878,351,197	874,296,005
Dilutive effect of non vested shares	4,553,978	-
Dilutive effect of convertible debt	5,624	-
Number of shares used in calculating earnings (loss) per Share	882,910,799	874,296,005

Earnings (Loss) per Share (diluted)	0.06	(0.62)

As of March 27, 2010, common shares issued were 910,319,305 shares, of which 31,936,668 shares were owned by the Company as treasury stock.

As of March 27, 2010, there were outstanding stock options exercisable into the equivalent of 37,363,815 common shares. There was also the equivalent of 31,466,215 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 31,460,591 for the 2016 bonds. None of these bonds have been converted to shares during the first three months of 2010.

20.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR” funded before July 1, 2007), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of March 27, 2010, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Service cost	5	5
Interest cost	8	7
Expected return on plan assets	(4)	(3)
Amortization of actuarial net loss (gain)	1	1
Amortization of prior service cost	-	1
Settlement	1	-
Net periodic benefit cost	11	11

Other long-term Benefits
(Unaudited)
Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Service cost	1	1
Interest cost	-	-
Expected return on plan assets	-	-
Amortization of actuarial net loss (gain)	-	-
Amortization of prior service cost	-	-
Settlement	-	-
Net periodic benefit cost	1	1

Employer contributions paid and expected to be paid in 2010 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2009.

21.	Dividends

At the Company’s Annual General meeting of Shareholders held on May 20, 2009, the distribution of a cash dividend of $0.12 per common share to be paid in four equal installments was approved by the Company’s shareholders. Through December 31, 2009, payments were made for an amount of $79 million including the payment of $3 million for the related withholding tax. The remaining $0.03 per share cash dividend totaling $26 million was paid in the first quarter of 2010.

At the Company’s annual general meeting of shareholders to be held on May 25, 2010, the distribution of a cash dividend of $0.28 per common share to be paid in four equal installments will be submitted for the Company’s shareholders’ approval.

22.	Treasury Stock

As announced on April 2, 2008 following the authorization by the Supervisory Board to repurchase up to 30 million shares of its common stock, the Company acquired in 2008 29,520,220 shares, for a total amount of approximately $313 million, of which $231 million was paid in the first nine months of 2008. The repurchase was reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007, 2008 and 2009 Annual General Meeting of Shareholders. As of March 27, 2010,

10,983,552 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 49,071 in the first three months of 2010.

As of March 27, 2010, the Company owned a number of treasury shares equivalent to 31,936,668.

23.	Contingencies and Uncertainties in Income Tax Positions

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. The amount of unrecognized tax benefits increased by approximately $7 million during the first three months of 2010, in respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. As for any estimate, the amount of the unrecognized tax benefit could change in the future based upon new events. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at March 27, 2010 and December 31, 2009 and in the consolidated statements of income for the first three months of 2010 and 2009 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1997 to 2009.

24.	Claims and Legal Proceedings

The Company has received and may in the future receive communications alleging possible infringements of third party intellectual property rights. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation is unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which individually, or in the aggregate, could have a material adverse effect on the Company’s results of operations, cash flow or financial position, as well as impair its ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations. These matters mainly include the risks associated with claims from customers or other parties. The Company accrues for these loss contingencies when the loss is considered probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses, to determine whether any accruals need to be made or adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to the Company’s interests, or in the event, based on new evidence or communications the Company needs to change its evaluation regarding a third-party claim, this could entail a material adverse effect on its operations or financial condition at the time.

25.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency risk. Currency forward contracts and options are entered into to manage the foreign exchange risk associated with forecasted transactions and to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries.

Foreign exchange risk

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. The Company enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options.

These derivative instruments are designated and qualify for cash flow hedge. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, between 50% and 80% of the total forecasted transactions; (ii) for manufacturing costs, between 40% and 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 14 months.

As at March 27, 2010, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	383	375
Currency options	115	170

Interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Fair Value Hedge

In 2006, the Company entered into cancellable interest rate swaps with a combined notional value of $200 million to partially offset the interest rate mismatch by hedging a portion of the convertible bonds due 2016 carrying a fixed interest rate. The fair value hedge relationship was discontinued in the fourth quarter of 2008 and the swaps were unwound in the first quarter of 2009, which generated a non-operating loss of $8 million reported on the line “Loss on financial instruments, net” in the consolidated statement of income and proceeds totaling $26 million in the consolidated cash flow statement for the three months ended March 28, 2009.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 27, 2010 and December 31, 2009 is presented in the table below:

In millions of U.S. dollars	As at March 27, 2010		As at December 31, 2009
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	1	Other receivables and assets	24
Currency options	Other receivables and assets	-	Other receivables and assets	9
Total derivatives designated as hedging instruments		1		33

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	2	Other receivables and assets	3
Currency options	Other receivables and assets	-	Other receivables and assets	-
Purchased put option	Other receivables and assets	9	Other receivables and assets	-
Total derivatives not designated as hedging instruments:		11		3

Total Derivatives		12		36

In millions of U.S. dollars	As at March 27, 2010		As at December 31, 2009
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(76)	Other payables and accrued liabilities	(19)
Currency options	Other payables and accrued liabilities	(6)	Other payables and accrued liabilities	(8)
Total derivatives designated as hedging instruments		(82)		(27)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(6)	Other payables and accrued liabilities	(7)
Currency options	Other payables and accrued liabilities	-	Other payables and accrued liabilities	-
Total derivatives not designated as hedging instruments:		(6)		(7)

Total Derivatives		(88)		(34)

As part of its ongoing investing and financing activities, the Company may from time to time enter into certain derivative transactions, which are not designated as hedging instruments. As at March 27, 2010, the Company held a put option acquired in order to hedge a potential equity position in an unaffiliated company. The put option was classified as a held-for-trading financial asset, with changes in fair value immediately recognized in the consolidated statement of income. The Company recorded on the put option an unrealized loss amounting to $6 million, reported as a non-operating element within the line “Loss on financial instruments, net” in the consolidated statement of income for the three months ended March 27, 2010.

The effect on the consolidated statements of income for the three months ended March 27, 2010 and March 28, 2009 and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at March 27, 2010 and December 31, 2009 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended
	March 27, 2010	December 31, 2009		March 27, 2010	March 28, 2009
Foreign exchange forward contracts	(33)	2	Cost of sales	8	(4)
Foreign exchange forward contracts	(6)	1	Selling, general and administrative	-	-
Foreign exchange forward contracts	(31)	6	Research and development	2	(2)

Currency options	(3)	(1)	Cost of sales	(1)	(3)
Currency options	(1)	-	Selling, general and administrative	-	(1)
Currency options	(2)	(1)	Research and development	-	(3)

Total	(76)	7		9	(13)

No significant ineffective portion of the cash flow hedge relationships and no amount excluded from effectiveness assessment was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the three months ended March 27, 2010 and March 28, 2009.

The effect on the consolidated statements of income for the three months ended March 27, 2010 and March 28, 2009 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		Three months ended
		March 27, 2010	March 28, 2009
Foreign exchange forward contracts	Other income and expenses, net	(25)	18
Currency options	Other income and expenses, net	-	-
Purchased put option	Loss on financial instruments, net	(6)	-

Total		(31)	18

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

26.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at March 27, 2010:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 27, 2010
In millions of U.S. dollars
Aaa debt securities issued by the U.S. Treasury	340	340	-	-
Euro-denominated Aaa debt securities issued by foreign governments	200	200	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	10	-	-	10
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	165	165	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	322	322	-	-
Auction Rate Securities	47	-	-	47
Numonyx long term subordinated notes	179	-	-	179
Equity securities classified as held for trading	8	8	-	-
Equity securities classified as available for sale	14	14	-	-
Derivative instruments designated as cash flow hedge	(81)	(81)
Derivative instruments not designated as hedge	5	5
Total	1,209	973	-	236

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and March 27, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2009	226
Change in fair value of Auction Rate Securities	5
Change in fair value of Numonyx subordinated notes – pre-tax	2
Paid-in-kind interest on Numonyx subordinated Notes	4
Currency translation adjustment	(1)
March 27, 2010	236

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at March 27, 2010:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 27, 2010

Investments in equity securities carried at cost	27	-	-	27
Numonyx equity investment	194	-	-	194
Assets held for sale	30	-	30	-
Total	251	-	30	221

The assets held for sale are reported at the lower of their net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and March 27, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2009	222
Investments in equity securities carried at cost	(2)
Equity share in Numonyx loss	2
Currency translation adjustment	(1)
March 27, 2010	221

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at March 27, 2010 and as at December 31, 2009:

	2010		2009
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
- Bank loans (including current portion)	793	792	829	829
- Senior Bonds	668	661	720	712
- Convertible debt	730	714	943	918
Total	2,191	2,167	2,492	2,459

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of March 27, 2010.

	March 27, 2010
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	59	(2)	247	(5)	306	(7)
Long-term subordinated notes	-	-	179	(8)	179	(8)
Total	59	(2)	426	(13)	485	(15)

The methodologies used to estimate fair value are as follows:

Marketable securities

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for the identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relies on information received from a major credit rating entity based on historical recovery rates.

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, as described in detail in Note 14.

Foreign exchange forward contracts and currency options

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments.

Equity securities held for trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Numonyx equity investment

The non-recurring fair value measurement is based upon a combination of an income approach,  using net equity adjusted for net debt, and a market approach, using metrics of comparable public companies, which the Company assesses as a fair approximation of the orderly exit value in the current market.

The Numonyx equity investment will be part of the consideration to the Company upon the closing of the Numonyx deal with Micron.

Subordinated notes received in Numonyx transaction

The fair value of these instruments is estimated based on publicly available fixed interest swap rates for instruments with similar maturities, taking into account the credit risk feature of the issuer of the debt securities.

The long-term subordinated notes received from Numonyx will be part of the consideration to the Company upon the closing of the Numonyx deal with Micron.

Long-term debt and current portion of long-term debt

The fair value of long-term debt was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

27.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

 In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets,  including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment.

Starting August 2, 2008, the Company reorganized its groups. A new segment was created to report wireless operations. In addition, as of February 3, 2009, the Company added the EMP product line to its Wireless segment. As of January 1, 2010 the Company reorganized its wireless segment.

The organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”);

o	Home Entertainment & Displays (“HED”); and

o	Imaging (“IMG”), starting January 1, 2009.

•	Industrial and Multisegment Sector (“IMS”), comprised of:

o	Analog Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•
Starting February 3, 2009, as a consequence of the merger of ST-NXP Wireless and Ericsson Mobile Platforms to create ST-Ericsson with Ericsson, the Wireless segment (“Wireless”) has been adjusted and is comprised of:

o	2 G, EDGE TD-SCDMA & Connectivity;

o	3G Multimedia & Platforms;

o	LTE & 3G Modem Solutions;

in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

o	o Other Wireless, in which the Company reports other revenues, gross margin and other items related to the wireless business but outside the ST-Ericsson JVS.

The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment:

	Unaudited
	Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure (ACCI) (1)	909	620
Industrial and Multisegment Sector (IMS) (1)	811	506
Wireless	587	518
Others(2)	18	16

Total consolidated net revenues	2,325	1,660

(1)	Reflecting the transfer of a small business unit from ACCI to IMS. The Company has reclassified prior period revenues accordingly.
(2)	Includes revenues from sales of Subsystems, assembly services and other products not allocated to product segments.

Net revenues by product segment and by product line:

	(Unaudited)
	Three months ended
In millions of U.S dollars	March 27, 2010	March 28, 2009

Net revenues by product lines:

Automotive Products Group (“APG”) (1)	308	183
Computer and Communication Infrastructure (“CCI”)	264	168
Home Entertainment & Displays (“HED”)	224	180
Imaging (“IMG”)	106	89
Others	7	-
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	909	620
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	566	351
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”) (1)	244	155
Others	1	-
Industrial and Multisegment Sector (“IMS”)	811	506
2 G, EDGE TD-SCDMA & Connectivity	244	197
3G Multimedia & Platforms	338	321
LTE & 3G Modem Solutions	4	-
Others	1	-
Wireless	587	518
Others	18	16
Total consolidated net revenues	2,325	1,660

(1)	Reflecting the transfer of a small business unit from ACCI to IMS. The Company has reclassified prior period revenues accordingly.

Operating income (loss) by product segment

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (ACCI)	48	(28)
Industrial and Multisegment Sector (IMS)	92	5
Wireless	(116)	(107)
Total operating income (loss) of product segments	24	(130)
Others(1)	(44)	(263)

Total consolidated operating income (loss)	(20)	(393)

(1) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(Unaudited)
	Three months ended
In millions of U.S. dollars	March 27, 2010	March 28, 2009

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	24	(130)
Strategic and other research and development programs	(3)	(5)
Start up and phase out costs	(2)	(21)
Impairment, restructuring charges and other related closure costs	(33)	(56)
Unused capacity charges	(1)	(139)
Tools write-off	-	(16)
Consulting fees	(2)	(7)
Other non-allocated provisions(1)	(3)	(19)
Total operating loss Others	(44)	(263)

Total consolidated operating income (loss)	(20)	(393)

(1) Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs.

28.	Subsequent events

On May 7, 2010, Micron Technology Inc. closed its acquisition of Numonyx Holding B.V., whereby, in exchange for the Company’s 48.6% stake in Numonyx, it received approximately 66.88 million shares of Micron common stock which will be dealt as a financial investment. At the May 6, 2010 Micron share price, the value of the shares is $585.2 million. A substantial portion of such Micron shares is hedged. The Company also received future full ownership of the Numonyx M6 facility in Catania, Italy, which it has committed to contribute to a new photovoltaic joint initiative among Enel, Sharp and the Company. In connection with this transaction, the Company has a payable of $77.8 million due to Francisco Partners at the end of the shares’ six month lock-up period.

Also, at the closing of this transaction the senior credit facility that was supported by the Company’s guarantee of $225 million has been repaid in full by Numonyx. At the May 6, 2010 Micron closing share price of $8.75 per share, the transaction results in an estimated gain after tax of approximately $245 million to be reported in the Company’s fiscal second quarter Income Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 11, 2010	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board

 Enclosure: STMicroelectronics N.V.’s First Quarter 2010:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity and related Notes; and
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.